UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

UNAUDITED

INTERIM

FINANCIAL STATEMENTS

—

June 30, 2019 and 2018 with report

of independent registered public

accounting firm

Petróleo Brasileiro S.A. – Petrobras Index

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar—Centro/RJ

Edifício Passeio Corporate

20021-290—Rio de Janeiro/RJ—Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Petróleo Brasileiro S.A.—Petrobras

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A.—Petrobras and subsidiaries (the “Company”) as of June 30, 2019, the related interim consolidated statement of income and comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018 and changes in shareholders’ equity and cash flows for the six-month periods ended June 30, 2019 and 2018 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with IAS 34—Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated February 27, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, August 1, 2019

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Financial Position June 30, 2019 and December 31, 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2019	12.31.2018	Liabilities	Note	06.30.2019	12.31.2018
Current assets				Current liabilities
Cash and cash equivalents	4.1	16,714	13,899	Trade payables		5,697	6,327
Marketable securities	4.2	641	1,083	Finance debt	13.1	5,695	3,667
Trade and other receivables	5.1	4,047	5,746	Lease liability	14	5,886	23
Inventories	6	8,934	8,987	Income taxes payable	17.1	1,118	211
Recoverable income taxes	17.1	1,267	739	Other taxes payable	17.1	3,291	3,556
Other recoverable taxes	17.1	1,089	1,296	Dividends payable	20.2	332	1,109
Escrow account—Class action agreement	27.4	2,866	1,881	Short-term benefits	18	1,699	1,658
Others		1,939	1,485	Pension and medical benefits	19.1	778	810

		37,497	35,116	Provisions for legal proceedings	27.1	2,962	3,482
Assets classified as held for sale	7	9,821	1,946	Agreement with US Authorities	2.1	—	783

		47,318	37,062	Others		2,898	2,442

						30,356	24,068
				Liabilities related to assets classified as held for sale	7	5,744	983

Non-current assets						36,100	25,051
Long-term receivables				Non-current liabilities
Trade and other receivables	5.1	4,908	5,492	Finance debt	13.1	69,832	80,508
Marketable securities	4.2	52	53	Lease liability	14	19,616	162
Judicial deposits	27.2	7,567	6,711	Income taxes payable	17.1	545	552
Deferred income taxes	17.2	2,641	2,680	Deferred income taxes	17.2	3,835	654
Other tax assets	17.1	3,490	3,540	Pension and medical benefits	19.1	21,500	21,940
Advances to suppliers		442	666	Provisions for legal proceedings	27.1	2,981	3,923
Others		2,287	2,917	Provision for decommissioning costs	16	15,290	15,133

		21,387	22,059	Others		1,437	970

						135,036	123,842

				Total liabilities		171,136	148,893

				Equity
Investments	8	3,806	2,759	Share capital (net of share issuance costs)	20.1	107,101	107,101
Property, plant and equipment	9	176,784	157,383	Capital reserve and capital transactions		1,067	1,067
Intangible assets	10	2,583	2,805	Profit reserves		63,715	58,161

		204,560	185,006	Accumulated other comprehensive (deficit)		(92,654)	(94,785)

				Attributable to the shareholders of Petrobras		79,229	71,544
				Non-controlling interests		1,513	1,631

						80,742	73,175

Total assets		251,878	222,068	Total liabilities and equity		251,878	222,068

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Income June 30, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/ 2019	Jan-Jun 2018— Restated	2Q-2019	2Q-2018— Restated
Sales revenues	22	37,305	40,355	18,502	20,753

Cost of sales	23.1	(23,013)	(24,162)	(10,800)	(12,347)

Gross profit		14,292	16,193	7,702	8,406

Income (expenses)
Selling expenses	23.2	(1,838)	(2,161)	(935)	(1,106)
General and administrative expenses	23.3	(1,123)	(1,159)	(559)	(557)
Exploration costs	12	(274)	(298)	(100)	(162)
Research and development expenses		(284)	(316)	(146)	(164)
Other taxes		(159)	(234)	(66)	(94)

Other income and expenses	24	2,862	(2,094)	3,989	(1,741)

		(816)	(6,262)	2,183	(3,824)

Income before finance income (expense), results in equity-accounted investments and income taxes		13,476	9,931	9,885	4,582

Finance income		589	1,482	332	1,166
Finance expenses		(3,368)	(3,235)	(1,591)	(1,460)
Foreign exchange gains (losses) and inflation indexation charges		(1,643)	(1,282)	(928)	(523)

Net finance income (expense)	25	(4,422)	(3,035)	(2,187)	(817)
Results of equity-accounted investments	8	251	244	120	86

Net income before income taxes		9,305	7,140	7,818	3,851

Income taxes	17.3	(3,449)	(2,405)	(2,960)	(1,236)

Net income from continuing operations for the period		5,856	4,735	4,858	2,615
Net income from discontinued operations for the period	7	204	149	77	73

Net income for the period		6,060	4,884	4,935	2,688

Non-controlling interests		179	(55)	124	(106)

Net income from continuing operations		121	(98)	102	(127)
Net income from discontinued operations		58	43	22	21

Net income attributable to shareholders of Petrobras		5,881	4,939	4,811	2,794

Net income from continuing operations		5,735	4,833	4,756	2,742
Net income from discontinued operations		146	106	55	52
Basic and diluted earnings per weighted-average of common and preferred share—in U.S. dollars	20.3	0.45	0.38	0.37	0.22

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Comprehensive Income June 30, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/ 2019	Jan-Jun/ 2018	2Q-2019	2Q-2018
Net income (loss) for the period	6,060	4,884	4,935	2,688
Items that will not be reclassified to the statement of income:
Actuarial gains (losses) on post-employment defined benefit plans	1	—	1	—
Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(3)	(8)	(1)	(6)
Deferred income tax	1	3	—	2

	(2)	(5)	(1)	(4)
Items that may be reclassified subsequently to the statement of income:
Unrealized gains (losses) on cash flow hedge—highly probable future exports
Recognized in equity	878	(8,822)	1,516	(8,484)
Reclassified to the statement of income	1,494	1,609	739	789
Deferred income tax	(807)	2,453	(767)	2,617

	1,565	(4,760)	1,488	(5,078)
Cumulative translation adjustments (*)
Recognized in equity	555	(6,255)	768	(6,076)
Reclassified to the statement of income	34	—	—	—

	589	(6,255)	768	(6,076)
Share of other comprehensive income in equity-accounted investments
Recognized in equity	(17)	(178)	(39)	(238)

Total other comprehensive income (loss):	2,136	(11,198)	2,217	(11,396)

Total comprehensive income (loss):	8,196	(6,314)	7,152	(8,708)

Non-controlling interests	184	(185)	134	(239)

Comprehensive income (loss) attributable to shareholders of Petrobras	8,012	(6,129)	7,018	(8,469)

(*)	It includes a US$117 gain (a US$213 loss in the six-month period ended June 30, 2018), of cumulative translation adjustments in associates and joint ventures, as set out in note 8.

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Cash Flows June 30, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/ 2019	Jan-Jun/2018— Restated
Cash flows from Operating activities
Net income for the period	6,060	4,884
Adjustments for:
Net income from discontinued operations	(204)	(149)
Pension and medical benefits (actuarial expense)	1,070	1,073
Results of equity-accounted investments	(251)	(244)
Depreciation, depletion and amortization	7,429	6,387
Impairment of assets (reversal)	20	(31)
Allowance (reversals) for credit loss on trade and others receivables	38	411
Exploratory expenditure write-offs	64	65
Reclassification of accumulated losses on cash flow hedge by the sale of interests	—	—
(Gains)/losses on disposals/write-offs of assets	(5,042)	(687)
Foreign exchange, indexation and finance charges	4,260	4,444
Deferred income taxes, net	1,684	242
Revision and unwinding of discount on the provision for decommissioning costs	411	349
Reclassification of cumulative translation adjustment and other comprehensive income	34	—
Inventory write-down (write-back) to net realizable value	(10)	17
Gain on remeasurement of investment retained with loss of control	(546)	—
Decrease (Increase) in assets
Trade and other receivables, net	1,055	(1,340)
Inventories	(617)	(1,894)
Judicial deposits	(1,085)	(1,149)
Escrow account—Class action agreement	(982)	(1,102)
Other assets	(918)	1,115
Increase (Decrease) in liabilities
Trade payables	(843)	276
Other taxes payable	1,019	1,853
Pension and medical benefits	(495)	(515)
Provisions for legal proceedings	(1,190)	586
Short-term benefits	127	456
Other liabilities	(799)	(320)
Income taxes paid	(609)	(1,075)

Net cash provided by operating activities from continuing operations	9,680	13,652

Discontinued operations – net cash provided by operating activities	256	298

Net cash provided by operating activities	9,936	13,950

Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(3,622)	(5,811)
Investments in investees	(10)	(28)
Proceeds from disposal of assets—Divestment	9,111	4,914
Divestment (Investment) in marketable securities	475	692
Dividends received	816	486

Net cash provided by investing activities from continuing operations	6,770	253

Discontinued operations – net cash provided by (used in) investing activities	(51)	32

Net cash provided by investing activities	6,719	285

Cash flows from Financing activities
Investments by non-controlling interest	(93)	(84)
Proceeds from financing	4,725	8,128
Repayment of principal	(11,957)	(23,929)
Repayment of interest	(2,349)	(3,052)
Repayment of lease liability	(2,238)	—
Dividends paid to Shareholders of Petrobras	(1,006)	(165)
Dividends paid to non-controlling interests	(86)	(85)

Net cash used in financing activities from continuing operations	(13,004)	(19,187)

Discontinued operations – net cash used in financing activities	(495)	(69)

Net cash used in financing activities	(13,499)	(19,256)

Effect of exchange rate changes on cash and cash equivalents	151	(501)

Net increase (decrease) in cash and cash equivalents	3,307	(5,522)

Cash and cash equivalents at the beginning of the period	13,899	22,519

Cash and cash equivalents at the end of the period (*)	17,206	16,997

(*)	It includes US$ 492 relating to discontinued operations (see note 7).

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Changes in Shareholders’ Equity June 30, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge— highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity

	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(791)	7,919	2,182	720	42,235	—	79,802	1,700	81,502

Balance at December 31, 2017		107,101	1,067				(81,422)				53,056	—	79,802	1,700	81,502

Initial application of IFRS 9							(20)					(299)	(319)	(15)	(334)

	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(811)	7,919	2,182	720	42,235	(299)	79,483	1,685	81,168

Balance at January 1, 2018		107,101	1,067				(81,442)				53,056	(299)	79,483	1,685	81,168

Realization of deemed cost	—	—	—	—	—	—	(2)	—	—	—	—	2	—	—	—
Capital transactions	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Net income	—	—	—	—	—	—	—	—	—	—	—	4,939	4,939	(55)	4,884
Other comprehensive income	—	—	—	(6,125)	(4,760)	—	(183)	—	—	—	—	—	(11,068)	(130)	(11,198)
Appropriations:
Dividends	—	—	—	—	—	—	—	—	—	—	—	(181)	(181)	(120)	(301)
	107,380	(279)	1,067	(67,168)	(14,333)	(10,015)	(996)	7,919	2,182	720	42,235	4,461	73,173	1,377	74,550

Balance at June 30, 2018		107,101	1,067				(92,512)				53,056	4,461	73,173	1,377	74,550

	107,380	(279)	1,067	(67,316)	(13,292)	(13,224)	(953)	8,257	2,452	923	46,529	—	71,544	1,631	73,175

Balance at December 31, 2018		107,101	1,067				(94,785)				58,161	—	71,544	1,631	73,175

Realization of deemed cost	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital transactions	—	—	—	—	—	—	—	—	—	—	—	—	—	(92)	(92)
Net income	—	—	—	—	—	—	—	—	—	—	—	5,881	5,881	179	6,060
Other comprehensive income (loss)	—	—	—	584	1,565	1	(19)	—	—	—	—	—	2,131	5	2,136
Appropriations:
Dividends	—	—	—	—	—	—	—	—	—	—	—	(327)	(327)	(210)	(537)

	107,380	(279)	1,067	(66,732)	(11,727)	(13,223)	(972)	8,257	2,452	923	46,529	5,554	79,229	1,513	80,742

Balance at June 30, 2019		107,101	1,067				(92,654)				58,161	5,554	79,229	1,513	80,742

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation

1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual financial statements previously reported. Hence, they should be read together with the Company’s audited annual financial statements for the year ended December 31, 2018, which include the full set of notes.

At January 1, 2019, the Company adopted IFRS 16 – Leases and IFRIC 23 – Uncertainty over Income Tax Treatments. The changes in accounting policies arising from the application of these standards are presented in note 3.

In May 2019, the Company’s Board of Directors approved the model for an additional sale of its interest in the subsidiary Petrobras Distribuidora (BR), carried out through a secondary public offering (follow-on) and, in July 2019, the preliminary prospectus was approved by the Brazilian Association of Financial and Capital Market Entities (“ANBIMA”). Accordingly, all the requirements were met to classify the assets and directly associated liabilities as a disposal group that is held for sale at June 30, 2019, in accordance with IFRS 5—Non-current Assets Held for Sale and Discontinued Operations. Furthermore, this investment was classified as a discontinued operation, since it represents a separate major line of business. The consolidated statements of income and cash flows for the three and six-month periods ended June 30, 2019 present net income, operating, investing and financing cash flows of BR in separate line items, as a net result of discontinued operations. Additionally, the consolidated statements of income and cash flows for the three and six-month periods ended June 30, 2018 adjusted in a similar manner, to meet IFRS 5.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 1, 2019.

1.2.	Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the Petrobras entities that operate outside Brazil is the U.S. dollar.

Petrobras has selected the U.S. dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian real) into the presentation currency (U.S. dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Jun 2019	Mar 2019	Dec 2018	Sep 2018	Jun 2018	Mar 2018
Quarterly average exchange rate	3.92	3.77	3.81	3.95	3.61	3.24
Period-end exchange rate	3.83	3.90	3.87	4.00	3.86	3.32

2.	The “Lava Jato” (Car Wash) Operation and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements for the period ended June 30, 2019, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In the second quarter of 2019, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 79. This amount was accounted for as other income and expenses. Thus, the total cumulative amount recovered from the “Lava Jato” investigation through June 30, 2019 is US$ 991 (US$ 912 through December 31, 2018).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

2.1.	Investigations involving the Company

On September 27, 2018, the Company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation concerning the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

These agreements fully resolve the inquiries carried out by these authorities. Following this agreement, the Company paid US$ 85 to the DoJ in 2018 and the same amount to the SEC in the first quarter of 2019. Additionally, the agreements also credit a remittance of US$ 683 to the Brazilian authorities, which Petrobras deposited in January 2019 into a court deposit account. The Company fully recognized the effects of these settlements as other income and expenses in the third quarter of 2018.

This resolution meets the best interest of the Company and its shareholders, and eliminates uncertainties, risks, burdens and costs of potential litigations in the United States.

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it will continue to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry, reinforcing its commitment to integrity and transparency.

3.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2018, except for the changes arising from the adoption of IFRS 16 – Leases and IFRIC 23—Uncertainty over Income Tax Treatments, which became effective on January 1, 2019.

3.1.	IFRS 16 – Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives.

Among the changes arising from IFRS 16, this standard eliminated the classification of leases as either operating or finance leases for lessees, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results. See notes 9, 14 and 25 for the impacts of such payments in the statement of income for the period.

The Company applies the short-term lease exemption and recognizes payments associated with such leases as expenses over the term of the arrangements.

In the statement of cash flows, operating lease payments, which were previously presented within Cash flows from operating activities, are presented from 2019 onwards as Cash flows from financing activities, comprising the settlement of lease liabilities. However, such change does not affect the Company’s cash and cash equivalents balance.

The company did not apply the recognition exemption related to leases for which the underlying asset is of low value.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

According to the transition provisions set forth in IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1, 2019, without restatement of prior period information, and the following practical expedients were chosen:

a)	Application of this Standard to contracts that were previously identified as leases (note 18.2 to the Company’s audited financial statements ended December 31, 2018);

b)

Lease liabilities measured at the present value of the remaining lease payments, net of applicable recoverable taxes, discounted by the lessee’s incremental borrowing rate at the date of initial application;

c)

Recognition of right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application, excluding initial direct costs.

Foreign exchange gains and losses arising from lease arrangements denominated in U.S. dollars were designated for hedging relationship according to the current cash flow hedge accounting policy involving the Company’s future exports.

Disclosure

At January 1, 2019, the Company accounted for right-of-use assets and lease liabilities at the same amount (US$ 26,575) and, as a result, the impacts arising from the initial application of this standard did not affect equity. The right-of-use assets are presented as Property, plant and equipment (PP&E), primarily comprising the following underlying assets: oil and gas producing units, vessels, lands and buildings, helicopters, drilling rigs and other exploration and production equipment. The lease liabilities are presented as a separate line item in the statement of financial position.

Right-of-use by underlying asset
Oil and gas producing units	12,925
Vessels	11,996
Lands and buildings	1,011
Others	643

Total	26,575

Reconciliation between operating lease commitments disclosed as of December 31, 2018 and lease liabilities recognized at the date of initial application is presented below:

Commitment to operating lease as of December 31, 2018	95,379

Commitments for which lease terms have not commenced	(54,825)
Discount	(9,980)
Short-term leases and others	(3,999)

Initial application	26,575

Finance lease (IAS 17) recognized at December 31, 2018	185

Lease liability at January1, 2019	26,760

In the statement of cash flows, operating lease payments, which were previously presented within cash flows from operating activities, are presented as cash flows from financing activities. These amounts totaled US$ 2,274 in the six-month period ended June 30, 2019.

Key estimates and judgments

The incremental borrowing rates used to determine the present value of the remaining lease payments were determined mainly based on the Company’s cost of funding based on yields of bonds issued by the Company, adjusted according to the terms and currency of the lease arrangements, economic environment of the country where the lessee operates and similar collaterals.

The average incremental borrowing rate was 6.06% p.a. at the adoption of IFRS 16.

Other significant matters

The changes arising from the adoption of IFRS 16 did not impact the Company’s business practice and there was no need to renegotiate covenant clauses in finance debts.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	IFRIC 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Company did not identify any material impact arising from IFRIC 23.

4.	Cash and cash equivalents and Marketable securities

4.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	06.30.2019	12.31.2018
Cash at bank and in hand	201	863
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	4,882	1,875
Other investment funds	9	12

	4,891	1,887
- Abroad
Time deposits	2,222	3,823
Automatic investing accounts and interest checking accounts	8,482	6,708
Other financial investments	918	618

	11,622	11,149
Total short-term financial investments	16,513	13,036

Total cash and cash equivalents	16,714	13,899

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as repo operations, that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

As of June 30, 2019, the Company classified the assets and liabilities of Petrobras Distribuidora (BR) as held for sale in the consolidated statement of financial position, including Cash and cash equivalents of US$ 492.

4.2.	Marketable securities

	06.30.2019	12.31.2018
	Total	Total
Fair value through profit or loss	641	1,083
Fair value through other comprehensive income	6	8
Amortized cost	46	45

Total	693	1,136

Current	641	1,083
Non-current	52	53

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

5.	Trade and other receivables

5.1.	Trade and other receivables, net

	06.30.2019	12.31.2018
Receivables from contracts with customers
Third parties	4,424	6,614
Related parties
Investees (note 15.1)	677	682
Receivables from the electricity sector (note 5.4) (*)	3,965	4,400

Subtotal	9,066	11,696

Other trade receivables
Third parties
Receivables from divestments (**)	1,339	1,296
Finance lease receivables	498	519
Other receivables	1,157	1,325
Related parties
Diesel subsidy (note 15.1)	—	400
Petroleum and alcohol accounts—receivables from Brazilian Government	315	307

Subtotal	3,309	3,847

Total trade receivables	12,375	15,543

Expected credit losses (ECL)—Third parties	(2,541)	(3,390)
Expected credit losses (ECL)—Related parties	(879)	(915)

Total trade receivables, net	8,955	11,238

Current	4,047	5,746
Non-current	4,908	5,492

(*)	It includes the amount of US$ 195 at June 30, 2019 (US$ 199 at December 31, 2018) regarding finance lease receivable from Amazonas Distribuidora de Energia.
(**)	It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

The remaining balance of receivables from the Diesel Price Subsidy Program, established by the Federal Government in 2018, was fully received by February 2019.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices during the first half of 2019 amounted to US$ 164.

5.2.	Aging of trade and other receivables – third parties

	06.30.2019		12.31.2018
	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Current	4,601	(369)	5,863	(360)
Overdue:
1-90 days	187	(9)	484	(54)
91-180 days	55	(13)	35	(12)
181-365 days	121	(22)	48	(20)
More than 365 days	2,454	(2,128)	3,325	(2,944)

Total	7,418	(2,541)	9,755	(3,390)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

5.3.	Changes in provision for expected credit losses

	Jan-Jun/ 2019	Jan-Dec/ 2018
Opening balance	4,305	5,945
Initial application of IFRS 9	—	122
Additions	65	104
Write-offs	(94)	(1,253)
Transfer of assets held for sale	(866)	6
Cumulative translation adjustment	10	(619)

Closing balance	3,420	4,305

Current	1,131	1,715
Non-current	2,289	2,590

In 2018, write-offs in the balance of expected credit losses primarily reflect the effects related to the agreements signed with companies from electricity sector.

5.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Lease receivables	Others	Total
Receivables	1,348	2,560	739	199	1	4,847
ECL	(1,182)	(5)	(1)	—	(1)	(1,189)

Balance at December 31, 2018	166	2,555	738	199	—	3,658

Sales	521	—	—	—	—	521
Amounts received	(462)	(240)	(279)	(18)	—	(999)
Interest	11	68	25	12	—	116
Derecognition of receivables	(75)	—	—	—	—	(75)
Agreements in 2018	—	—	218	—	—	218
(Additions)/reversals of ECL	(11)	2	—	(8)	—	(17)
Derecognition of receivables—ECL	62	—	—	—	—	62
Transfer to assets held for sale	(6)	(23)	(200)	—	—	(229)
CTA	(1)	25	4	2	—	30

Balance at June 30, 2019	205	2,387	506	187	—	3,285

Receivables	1,091	2,391	506	195	—	4,183
ECL	(886)	(4)	—	(8)	—	(898)

Balance at June 30, 2019	205	2,387	506	187	—	3,285

	Receivables	ECL	Total
Related parties—Eletrobras Group
Eletrobras	3,731	(836)	2,895
Amazonas Distribuidora de Energia—AmE	234	(42)	192

Total	3,965	(878)	3,087

Third parties
Cia de Gás do Amazonas—CIGÁS	198	(5)	193
Cia de Eletricidade do Amapá—CEA	15	(15)	—
Others	5	—	5

Total	218	(20)	198

Balance at June 30, 2019	4,183	(898)	3,285

Balance at December 31, 2018	4,847	(1,189)	3,658

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

With the conclusion of the process of privatization of the distributors of the Eletrobras Group (“Distributors”), all the conditions precedent provided for in the Debt Assumption Agreements (DAAs) signed between the Distributors and Petrobras were met and, thus, Eletrobras became the debtor of all the related amounts. There is an exception to the DAA signed on December 3, 2018 and its amendments, which covers part of the overdue amounts of AME in the scope of the gas supply agreements, which, although currently under the responsibility of the privatized Distributor, has Eletrobras corporate guarantee.

Regarding the privatization of AME, the Distributor presented a proposal to guarantee the debts that remained in favor of Petrobras Distribuidora (BR), which was not accepted because BR understands there are no elements that show its feasibility. The winning consortium formed by the companies Oliveira Energia Geração e Serviços Ltda and Atem Distribuidora de Petróleo S.A. so far has not submitted any further proposal. Thus, the impacts arising from this process were not recognized in the second quarter of 2019 and negotiations to obtain such guarantees for the renegotiated receivables are still ongoing.

With the privatization of the Distributors and the signature of the DAAs, Eletrobras became debtor of these receivables and the structure of collateralization for them is in progress. Therefore, the risk assessment to account for expected credit losses (ECL) is based on Eletrobras’ credit risk. At June 30, 2019, debts from both Eletrobras, within the scope of the installments assumed, and Amazonas Generation and Transmission (AmGT), responsible for the new gas supply agreements, were current.

On June 30, 2019, the receivables assigned to BR, amounting to US$ 229, were transferred to assets held for sale, as set out in note 7.

6.	Inventories

	06.30.2019	12.31.2018
Crude oil	4,543	4,150
Oil products	2,405	2,758
Intermediate products	611	610
Natural gas and Liquefied Natural Gas (LNG)	150	122
Biofuels	25	150
Fertilizers	41	78

Total products	7,775	7,868
Materials, supplies and others	1,159	1,119

Total	8,934	8,987

In the the first half of 2019, the Company recognized a US$ 10 gain as a reversal of cost of sales, adjusting inventories to net realizable value (a US$ 17 loss within cost of sales in the first half of 2018) primarily due to changes in international prices of crude oil and oil products.

At June 30, 2019, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, without any significant changes in relation to the amounts disclosed on December 31, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Disposal of assets and other changes in organizational structure

The major classes of assets and liabilities classified as held for sale are shown in the following table:

	Operating segment				06.30.2019	12.31.2018
	E&P	Distribution	Gas & Power	Corporate (*)	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	—	—	—	492	492	40
Trade receivables	—	966	8	462	1,436	39
Inventories	—	772	19	—	791	47
Investments	773	10	—	—	783	973
Property, plant and equipment	2,510	1,705	82	—	4,297	745
Others	112	1,346	94	470	2,022	102

Total	3,395	4,799	203	1,424	9,821	1,946

Liabilities on assets classified as held for sale
Trade Payables	—	248	20	—	268	1
Finance debt	—	—	—	2,516	2,516	—
Provision for decommissioning costs	1,088	—	—	—	1,088	932
Others	—	801	7	1,064	1,872	50

Total	1,088	1,049	27	3,580	5,744	983

(*)	It refers to BR’s assets and liabilities.

As of June 30, 2019, the amounts refer to (i) the sale of Rômulo Almeida and Celso Furtado thermoelectric power generation plants, (ii) the sale of the Company’s interest in Petrobras Oil and Gas BV (corresponding to 50% of the joint venture), (iii) the remaining 10% interest in Lapa field, (iv) three fields in the Campos Basin (Pargo, Carapeba and Vermelho fields, comprising the Nordeste group), (v) 34 onshore fields located in Potiguar Basin in Rio Grande do Norte, (vi) the interest in the Maromba field, (vii) sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields, and (viii) public offer of shares of Petrobras Distribuidora (BR).

The most significant progresses under the divestment process in 2019 are described below:

Sale of onshore producing fields

On December 27, 2018, the Company’s Board of Directors approved the sale of its total interest in 34 onshore producing fields, located in Potiguar basin, in the state of Rio Grande do Norte, to the company 3R Petroleum, in the amount of US$ 453. However, the transaction was not consummated.

Accordingly, the Company promptly reassessed the other offers and accepted PetroRecôncavo’s offers in the amount of US$ 384, which was the second highest amount offered for this sale. Of this amount, US$ 61 is conditioned on the extension of the concession to be granted by the Brazilian Agency of Petroleum, Natural Gas and Biofuels—ANP and its present value is US$ 47. The agreement was signed on April 25, 2019, when PetroRecôncavo disbursed US$ 29 in advance.

In addition, the Company will assume US$ 2 (present value) related to provision for decommissioning costs.

The corresponding assets and liabilities of this transaction are classified as held for sale as of June 30, 2019 as the conclusion of the transaction is still subject to certain conditions precedent, such as ANP approval and pre-emption rights.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Sale of distributors in Paraguay

On June 26, 2018 the Company entered into a Sale and Purchase Agreement (SPA) related to the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV) in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistica SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

On March 8, 2019, this sale was completed after the fulfilment of all conditions precedent and the payment of US$ 332 to the Company, which includes US$ 45 of cash and cash equivalents of the companies and US$ 7 relating to working capital adjustment. This amount sums to the US$ 49 deposited in an escrow account at the signing date (June 27, 2018). As a result of this transaction, the Company recognized a US$ 141 gain within other income and expenses. In addition, a US$ 34 loss relating to cumulative translation adjustment previously recognized in shareholders’ equity was reclassified to the statement of income, within other income and expenses, due to the depreciation of the Paraguayan Guarani against the US dollar, accumulated since the acquisition of the investment.

Sale of Pasadena Refinery

On January 30, 2019, Petrobras America Inc. (PAI) entered into a SPA with Chevron USA Inc. (Chevron) for the sale of the shares held by PAI on Pasadena Refining System Inc. (PRSI) and PRSI Trading LLC (PRST), which comprise the Pasadena refining system in the United States.

On May 1, 2019, this sale was concluded after the fulfillment of conditions precedent. Accordingly, the amount of US$ 467 was received by the Company, of which US$ 350 relates to shares of the Pasadena refinery and the remaining US$ 117 to its working capital.

At the transaction closing, a US$ 49 loss was accounted for as other income and expenses.

Sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields

On April 25, 2019, Petrobras entered into an agreement with Petronas Petróleo Brasil Ltda. (“PPBL”), for the sale of 50% working interest in Tartaruga Verde field (BM-C-36 Concession) and Module III of Espadarte field. Petrobras will maintain a 50% working interest and the operation of the field.

The transaction amounts to US$ 1,294, to be paid in two tranches: (i) US$ 259 paid at the signing date; and (ii) US$ 1,035 at the closing date, subject to price adjustments. The Company will continue to operate the fields.

The conclusion of the transaction is subject to the conditions precedent provided in the agreement, such as the approval by the ANP and the Brazilian Antitrust Regulator (CADE). Therefore, the corresponding assets and liabilities of this transaction are classified as held for sale as of June 30, 2019.

Sale of interest in Transportadora Associada de Gás—TAG

On April 25, 2019, the Company entered into an agreement for the sale of a 90% interest in TAG to a group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ), acting through Aliança Transportadora de Gás Participações S.A. (“Aliança”), a Brazilian private company, to take over the control of TAG.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

On June 13, 2019, after the fulfilment of all conditions precedent, this sale was closed for US$ 8.5 billion, as follows:

•	Aliança paid US$ 7.5 billion to Petrobras for the acquisition of 90% of TAG’s shares;

•

the members of the group paid US$ 0.5 billion to Petrobras relating to the sale of additional shares, so that the Company will preserve a 10% interest in TAG after the corporate restructuring to be held by the new controlling shareholder of TAG. This amount was accounted for as other current liabilities and, when recognized as profit or loss, the effect will be offset by the proportional write-off of the investment remeasured at fair value.

•	Aliança made a loan to TAG, which repaid the remaining debt with BNDES in the same date, in the amount of US$ 0.5 billion.

Petrobras will continue to use natural gas transportation services rendered by TAG, through contracts already in force between the two companies, with no impacts on its operations.

Following the closing of the transaction, a US$ 5.5 billion gain was accounted for in the second quarter of 2019, within other income and expenses, including US$ 0.5 arising from the remeasurement of the investment.

In the scope of this transaction, Petrobras remained responsible for certain TAG contingencies, in the amount of US$ 0.6 billion, classified as contingent liabilities.

Public offer of shares of Petrobras Distribuidora (BR)

On May 22, 2019, the Company’s Board of Directors approved the sale of a further portion of its interest in Petrobras Distribuidora (BR), to be carried out through a secondary public offering (follow-on).

On July 23, 2019, it occurred the pricing of the common shares under this operation, when the Board of Directors approved the sale of 349,500,000 shares, at a price per share of US$ 6.5123 (R$ 24.50).

On July 25, 2019, an overallotment option was fully exercised and the number of shares offered increased by 43,687,500, under the same conditions and at the same price per share initially offered. Thus, the offering amount totaled US$ 2,561 and Petrobras’ interest in BR’s capital stock was reduced to 37.50%. After the closing of this operation, Petrobras is no longer controller of BR.

The Company estimates a gain of US$ 3.8 billion before taxes, including the gain on remeasurement of US$ 2 billion, as a result of this operation, to be accounted for in the third quarter of 2019, considering the carrying amount of this investment at June 30, 2019. This gain is still subject to adjustments relating to the equity interest until the date of closing.

The supply relationship will continue after the disposal as this transaction does not change the current supply contracts.

As of June 30, 2019, the corresponding assets and liabilities of this transaction are classified as held for sale, since all the internal approvals necessary for the sale had been taken and such sale was subject only to usual and customary conditions.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

BR comprises almost entirely the Distribution business segment of the Company. As it represents a separate major line of business, it is also considered a discontinued operation, for which the statements of income and cash flows are presented below:

Statement of income for the discontinued operation

	Jan-Jun/ 2019	Jan-Jun/ 2018	2Q-2019	2Q-2018
Sales revenues	4,822	6,011	2,396	2,654
Cost of sales	(4,071)	(5,178)	(2,067)	(2,289)

Gross profit	751	833	329	365

Income (expenses)
Selling expenses	(379)	(428)	(184)	(210)
General and administrative expenses	(100)	(114)	(48)	(55)
Other taxes	(13)	(15)	(3)	(6)
Other income and expenses	(54)	(92)	(18)	(53)

	(546)	(649)	(253)	(324)

Income before finance income (expense), results in equity-accounted investments and income taxes	205	184	76	41

Net finance income (expense)	120	66	48	82
Results of equity-accounted investments	1	(1)	—	—

Net income before income taxes	326	249	124	123

Income taxes	(122)	(100)	(47)	(50)

Net income for the period from discontinued operations	204	149	77	73

For information relating to sales from Petrobras to BR, see note 26.

Statement of cash flows for the discontinued operation

	Jan-Jun/ 2019	Jan-Jun/ 2018
Cash flows from Operating activities
Net income for the period	204	149
Adjustments for:
Pension and medical benefits (actuarial expense)	62	64
Depreciation, depletion and amortization	66	62
Foreign exchange, indexation and finance charges	(111)	(68)
Deferred income taxes, net	120	100
Others	93	11
Decrease (Increase) in assets
Trade and other receivables, net	303	146
Other assets	(166)	54
Increase (Decrease) in liabilities
Trade payables	(49)	(170)
Pension and medical benefits	(134)	(27)
Other liabilities	(30)	(23)
Income taxes paid	(102)	—

Net cash provided by operating activities	256	298

Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(68)	(50)
Divestment (Investment) in marketable securities	14	81
Others	3	1

Net cash (used in) provided by investing activities	(51)	32

Cash flows from Financing activities
Repayment of principal	(30)	(34)
Repayment of interest	(51)	(55)
Dividends paid to Shareholders of Petrobras	(387)	—
Others	(27)	20

Net cash used in financing activities	(495)	(69)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Investments

8.1.	Investments in associates and joint ventures

	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others (*)	Results of equity- accounted investments	CTA	OCI	Dividends	Balance at 06.30.2019
Joint Ventures	1,170	11	(4)	129	4	—	(126)	1,184
Associates	1,573	(1)	852	122	112	(16)	(33)	2,609
Other investments	16	—	(4)	—	1	—	—	13

Total	2,759	10	844	251	117	(16)	(159)	3,806

(*)	It includes the transfer of the 10% remaining interest in TAG to Associates (previously a consolidated subsidiary).

Results of equity-accounted investments primarily refer to the MP Gulf of Mexico (US$ 70) and the Petrochemical associates (US $ 113).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

9.	Property, plant and equipment

9.1.	By class of assets

	Land, buildings and improvement		Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2018	6,665		75,002	42,521	52,462	—	176,650

Additions	4		1,751	8,707	6	—	10,468
Additions to / review of estimates of decommissioning costs	—		—	—	4,778	—	4,778
Capitalized borrowing costs	—		—	1,810	—	—	1,810
Write-offs	(61)		(16)	(327)	(27)	—	(431)
Transfers	(93)		13,720	(18,667)	4,086	—	(954)
Depreciation, amortization and depletion	(359)		(6,529)	—	(5,028)	—	(11,916)
Impairment recognition	—		(742)	(250)	(1,686)	—	(2,678)
Impairment reversal	—		309	23	226	—	558
Cumulative translation adjustment	(946)		(7,467)	(4,891)	(7,598)	—	(20,902)

Balance at December 31, 2018	5,210		76,028	28,926	47,219	—	157,383

Cost	7,829		128,711	28,926	77,141	—	242,607
Accumulated depreciation, amortization and depletion	(2,619)		(52,683)	—	(29,922)	—	(85,224)

Balance at December 31, 2018	5,210		76,028	28,926	47,219	—	157,383

Adoption of IFRS 16	—		—	—	—	26,575	26,575
Additions	—		663	3,309	4	1,355	5,331
Additions to / review of estimates of decommissioning costs	—		—	—	(19)	—	(19)
Capitalized borrowing costs	—		—	694	—	—	694
Write-offs	—		(20)	(123)	—	—	(143)
Transfers	444		7,219	(9,733)	2,633	203	766
Transfers to assets held for sale	(760)		(4,165)	(608)	(433)	(1,156)	(7,122)
Depreciation, amortization and depletion	(130)		(3,153)	—	(2,290)	(2,571)	(8,144)
Impairment recognition	(1)		(219)	(364)	—	—	(584)
Impairment reversal	—		20	17	456	—	493
Cumulative translation adjustment	31		618	122	540	243	1,554

Balance at June 30, 2019	4,794		76,991	22,240	48,110	24,649	176,784

Cost	7,250		128,462	22,240	79,721	27,948	265,621
Accumulated depreciation, amortization and depletion	(2,456)		(51,471)	—	(31,611)	(3,299)	(88,837)

Balance at June 30, 2019	4,794		76,991	22,240	48,110	24,649	176,784

Weighted average useful life in years	40 (25 to 50 (except land	) )	20 (3 to 31)		Units of production method	8 (2 to 47)

(*)

It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**)	See note 26 for assets under construction by business area.
(***)

It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production of oil and gas.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

At the adoption of IFRS 16, the Company recognized right-of-use assets at an amount equal to the lease liability. The rights-of-use at June 30, 2019 comprise the following underlying assets:

	Land, buildings and improvement	Equipment and other assets (*)	Total
Cost	893	27,055	27,948
Accumulated depreciation, amortization and depletion	(52)	(3,247)	(3,299)

Balance at June 30, 2019	841	23,808	24,649

Depreciation charges	51	2,468	2,519

(*)	It primarily comprises platforms and vessels.

9.2.	Unitization Agreements

Since 2018, Petrobras has entered into Production Individualization Agreements (Acordos de Individualização da Produção - AIPs) with Pré-Sal Petróleo S.A. (PPSA) and its partners (Shell, Petrogal and Total) in certain E&P consortiums, submitting these agreements to ANP for approval. As of June 30, 2019, a US$ 138 provision is accounted for within other current liabilities.

9.3.	Concession for exploration of oil and natural gas—Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil and gas equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of June 30, 2019, the Company’s property, plant and equipment include the amount of US$ 19,521 (R$ 74,808 million) related to the Assignment Agreement (US$ 19,306 as of December 31, 2018).

The information gathered made possible the identification of volumes exceeding five million barrels of oil equivalent.

In April 2019, the CNPE enacted Resolution 5/2019 approving the clauses of the draft amending the agreement and, according to this resolution, the Company will be entitle to a reimbursement of US$ 9,058 due to the review of the Assignment Agreement.

On May 21, 2019, the Company’s Board of Directors approved the execution of the Amendment to the Assignment Agreement pursuant to the CNPE’s Resolution 5/2019. This approval is conditioned to (i) budgetary proposal of the Federal Government for the payment to Petrobras, and (ii) the publication of a MME Ordinance on the Co-participation Agreement with no violation of the Company’s vested right over the Assignment Agreement and the conditions negotiated in the scope of the revision process, established on the Amendment and on the MME Ordinance 213/2019.

The Company’s Board of Directors also determined that the execution of the Amendment be carried out before the surplus auction of the Assignment Agreement.

A definition about a relevant rule that would enable the Brazilian Government to settle such amount is pending.

Due to the features of the review, any credit in favor of the Company will be only confirmed following an amendment to the agreement that results in a contractual right and would support the recognition of an account receivable with a respective reduction in PP&E.

9.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for obtaining a qualifying asset. In the the six-month period ended June 30, 2019, the capitalization rate was 6.19% p.a. (6.36% p.a. in the same period of 2018). Since January 2019, finance costs involving lease arrangements have been taken into account in the computation of the capitalization rate.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Intangible assets

10.1.	By class of assets

	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2018	1,801	321	218	2,340

Addition	841	85	—	926
Capitalized borrowing costs	—	4	—	4
Write-offs	(15)	—	—	(15)
Transfers	(42)	6	14	(22)
Amortization	(14)	(98)	—	(112)
Cumulative translation adjustment	(241)	(46)	(29)	(316)

Balance at December 31, 2018	2,330	272	203	2,805

Cost	2,549	1,592	203	4,344
Accumulated amortization	(219)	(1,320)	—	(1,539)

Balance at December 31, 2018	2,330	272	203	2,805

Addition	6	21	—	27
Capitalized borrowing costs	—	1	—	1
Write-offs	(8)	(4)	—	(12)
Transfers	(82)	(48)	(116)	(246)
Amortization	(6)	(21)	—	(27)
Impairment recognition	(1)	(1)	—	(2)
Cumulative translation adjustment	22	16	(1)	37

Balance at June 30, 2019	2,261	236	86	2,583

Cost	2,460	1,511	86	4,057
Accumulated amortization	(199)	(1,275)	—	(1,474)

Balance at June 30, 2019	2,261	236	86	2,583

Estimated useful life in years	(* )	5	Indefinite

(*)	Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

11.	Impairment

The Company annually tests its assets for impairment on December 31 or when there is an indication that their carrying amount may not be recoverable.

In the first half of 2019, impairment losses were accounted for, in the amount of US$ 20, within other income and expenses, mainly due to:

•

On July 25, 2019, Petrobras approved the sale of 10 concessions located in shallow waters in the Campos Basin (Rio de Janeiro). As a result, the Company reassessed the recoverability of the carrying amount of these assets and, based on their fair value less costs to sell, accounted for a reversal of impairment loss in the amount of US$ 494 relating to Badejo, Bicudo, Linguado, Pampo e Trilha fields.

•

In the first half of 2019, in addition to the regular investments made in the first refining unit facilities of Comperj, which are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin, the Company also made investments, in the amount of US$ 208, relating to environmental licensing of this project, as set out in note 27.3. As described in the last business and management plan approved by the Board of Directors, the resumption of this project still depends on new partnerships, thus additional impairment losses were recognized in the first half of 2019, totaling US$ 255, since future cash flows are not expected to return from investments.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

•

After the Board of Directors approved the sale of the drillship NS-30 (owned by Drill Ship International B.V.—DSI, a subsidiary of PIB BV), in the second quarter of 2019, a US$ 174 impairment loss was recognized on this transaction.

•

On June 30, 2019, the Company reviewed the composition of the Parque das Baleias complex, excluding Cachalote and Pirambu fields, which were separately tested for impairment, resulting in a US$ 109 impairment loss.

In the first half of 2018, the Company accounted for a US$ 31 impairment reversal.

12.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Jun/ 2019	Jan-Dec/ 2018
Property plant and equipment
Opening Balance	4,132	4,522
Additions to capitalized costs pending determination of proved reserves	201	379
Capitalized exploratory costs charged to expense	(38)	(10)
Transfers upon recognition of proved reserves	—	(95)
Cumulative translation adjustment	46	(664)

Closing Balance	4,341	4,132

Intangible Assets	1,995	1,980

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	6,336	6,112

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2019	2018	2019	2018
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Exploration costs recognized in the statement of income
Geological and geophysical expenses	191	166	86	75
Exploration expenditures written off (includes dry wells and signature bonuses)	64	65	14	57
Contractual penalties	14	60	—	24
Other exploration expenses	5	7	1	6

Total expenses	274	298	101	162

Cash used in:
Operating activities	196	172	87	80
Investment activities	198	388	104	164

Total cash used	394	560	191	244

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Finance debt

13.1.	Balance by type of finance debt

	06.30.2019	12.31.2018
In Brazil
Banking Market	5,349	9,576
Capital Market	2,905	3,320
Development banks	2,123	3,346
Others	15	9

Total	10,392	16,251

Abroad
Banking Market	23,130	24,124
Capital Market	37,679	39,627
Development banks	40	41
Export Credit Agency	4,049	3,881
Others	237	251

Total	65,135	67,924

Total finance debt	75,527	84,175

Current	5,695	3,667
Non-current	69,832	80,508

The Company was compliant with debt covenants at June 30, 2019 and there were no change in collateral provided compared to December 31, 2018.

On June 13, 2019, the wholly owned subsidiary Petrobras Global Trading B.V. – PGT, give notice to China Development Bank (CDB) about the prepayment of a US$ 3 billion debt maturing in 2024. Thus, as of June 30, 2019, this amount was reclassified to current finance debt. This payment will occur on August 14, 2019.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.	Changes in finance debt and reconciliation with cash flows from financing activities

	Balance at 12.31.2017	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Balance at 12.31.2018
In Brazil	21,930	65	2,442	(5,451)	(1,220)	1,338	27	(2,880)	—	16,251
Abroad	87,116	177	8,644	(27,988)	(4,465)	4,400	1,409	(1,357)	(12)	67,924

	109,046	242	11,086	(33,439)	(5,685)	5,738	1,436	(4,237)	(12)	84,175

	Balance at 12.31.2018		Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Transfer to liabilities classified as held for sale	Balance at 06.30.2019
In Brazil		16,251	1,219	(5,475)	(427)	508	64	141	(1,888)	10,393
Abroad		67,924	3,582	(6,327)	(1,988)	1,985	(162)	120	—	65,134

		84,175	4,801	(11,802)	(2,415)	2,493	(98)	261	(1,888)	75,527

Reconciliation to the Statement of Cash Flows
PP&E on credit			(76)	—	—
Debt restructuring			—	(185)	—
Deposits linked to financing			—	—	16
Discontinued operations			—	30	50

Net cash used in financing activities			4,725	(11,957)	(2,349)

(*)	It includes pre-payments.
(**)	It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In line with the Company’s Business and Management Plan and following its liability management strategy, the Company recently raised funds in order to repay older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In the first half of 2019, proceeds from financing amounted to US$ 4,725, principally reflecting: (i) global notes issued in the capital market in the amount of US$ 2,980, of which US$ 737 relates to the reopening of bonds maturing in 2029, and the remaining relates to new bonds issued maturing in 2049; and (ii) debentures issued amounting to US$ 955.

In addition, the Company repaid several finance debts, notably: (i) US$ 4,568 relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 181; and (ii) pre-payment of banking loans in the domestic and international market totaling US$ 5,298; and (iii) pre-payment of US$ 578 with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.3.	Summarized information on current and non-current finance debt

Maturity in	2019	2020	2021	2022	2023	2024 onwards	Total (**)	Fair value
Financing in U.S.Dollars (US$)(*):	4,221	972	3,366	3,794	6,924	40,808	60,085	67,926

Floating rate debt	3,542	969	1,938	3,053	5,321	12,461	27,284
Fixed rate debt	679	3	1,428	741	1,603	28,347	32,801
Average interest rate	5.6%	5.6%	5.5%	5.6%	5.5%	6.5%	6.2%
Financing in Brazilian Reais (R$):	411	615	638	1,597	1,872	5,259	10,392	10,332

Floating rate debt	144	306	392	1,273	1,653	3,383	7,151
Fixed rate debt	267	309	246	324	219	1,876	3,241
Average interest rate	4.4%	4.5%	4.7%	5.0%	4.8%	4.2%	4.5%
Financing in Euro (€):	15	87	264	491	460	1,513	2,830	3,738

Fixed rate debt	15	87	264	491	460	1,513	2,830
Average interest rate	4.5%	4.7%	4.8%	4.8%	4.6%	4.6%	4.7%
Financing in Pound Sterling (£):	52	23	—	—	—	2,140	2,215	2,598

Fixed rate debt	52	23	—	—	—	2,140	2,215
Average interest rate	6.8%	6.2%	—	—	—	6.3%	6.3%
Financing in other currencies:	5	—	—	—	—	—	5	5

Fixed rate debt	5	—	—	—	—	—	5
Average interest rate	9.9%	—	—	—	—	—	9.9%

Total as of June 30, 2019	4,704	1,697	4,268	5,882	9,256	49,720	75,527	84,599

Average interest rate	5.4%	5.4%	5.4%	5.5%	5.4%	6.4%	6.0%

Total as of December 31, 2018	3,667	3,921	7,012	10,317	11,951	47,307	84,175	85,929

Average interest rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%

(*)	Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)	The average maturity of outstanding debt as of June 30, 2019 is 10.25 years (9.14 years as of December 31, 2018).

The fair value of the Company’s finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 41,878 as of June 30, 2019 (US$ 39,057 as of December 31, 2018); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 42,721 as of June 30, 2019 (US$ 46,872 as of December 31, 2018).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 28.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.4.	Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	310	40
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	—	4,350
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	—	3,250

Total				8,150	350	7,800

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	522	—	522
Petrobras	Bradesco	6/1/2018	5/31/2023	522	—	522
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	522	—	522
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	86	—	86

Total				1,652	—	1,652

14.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2018	Adoption of IFRS 16	Additions (new contracts)	Payment of principal and interest (*)	Unwinding of discount	Foreign exchange gains and losses	Cumulative translation adjustment (CTA)	Transfer to assets and liabilities held for sale	Balance at 06.30.2019
In Brazil	185	5,628	526	(622)	194	(12)	32	(189)	5,742
Abroad	—	20,947	791	(1,652)	591	(101)	142	(958)	19,760

Total	185	26,575	1,317	(2,274)	785	(113)	174	(1,147)	25,502

(*)	The Statement of Cash Flows includes US$ 18 received under lease arrangements in which the Company is the lessor.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

A maturity schedule of the lease arrangements (nominal amounts) is are set out as follows:

Maturity	2019	2020	2021	2022	2023	2024 onwards	Total
Balance at June 30, 2019	3,152	5,655	4,669	3,329	2,574	15,158	34,537

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first half of 2019 amounted US$ 455, representing 20% in relation to fixed payments.

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 29.2.

In the first half of 2019, the Company recognized lease expenses in the amount of US$ 437 relating to short-term leases.

At June 30, 2019, the balance of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 54,026.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

15.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

	06.30.2019		12.31.2018
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors (joint ventures)	335	115	307	114
Petrochemical companies (associates)	106	15	90	7
Other associates and joint ventures	236	862	285	744

Subtotal	677	992	682	865

Brazilian government – Parent and its controlled entities
Government bonds	1,334	—	1,958	—
Banks controlled by the Brazilian Government	7,636	5,067	7,445	10,332
Receivables from the Electricity sector (note 5.4)	3,965	—	4,400	—
Petroleum and alcohol account—receivables from the Brazilian Government	315	—	307	—
Diesel Price Subsidy Program	—	—	400	—
Brazilian Federal Government—dividends	—	96	—	324
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	—	118	—	144
Others	24	58	64	121

Subtotal	13,274	5,339	14,574	10,921

Pension plans	64	56	59	96

Total	14,015	6,387	15,315	11,882

Current	2,587	1,356	4,345	2,528
Non-Current	11,428	5,031	10,970	9,354

Total	14,015	6,387	15,315	11,882

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

The income/expenses of significant transactions are set out in the following table:

	2019	2018	2019	2018
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Joint ventures and associates
State-controlled gas distributors (joint ventures)	1,370	1,123	653	560
Petrochemical companies (associates)	1,520	1,856	787	879
Other associates and joint ventures	(307)	(482)	(159)	(285)

Subtotal	2,583	2,497	1,281	1,153

Brazilian government – Parent and its controlled entities
Government bonds	53	52	24	21
Banks controlled by the Brazilian Government	(414)	(510)	(362)	(163)
Receivables from the Electricity sector (note 5.4)	208	722	143	644
Petroleum and alcohol account—receivables from the Brazilian Government	2	—	—	—
Diesel Price Subsidy Program	—	164	—	164
Brazilian Federal Government—dividends	(9)	—	(4)	—
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(70)	—	(42)	—
Others	(27)	19	(39)	(12)

Subtotal	(258)	446	(280)	653

Pension plans	—	—	—	—

Total	2,325	2,943	1,001	1,807

Revenues, mainly sales revenues	3,163	3,355	1,568	1,656
Purchases and services	(653)	(638)	(351)	(318)
Foreign exchange and inflation indexation charges, net	(214)	(152)	(102)	(67)
Finance income (expenses), net	30	378	(114)	536

Total	2,325	2,943	1,001	1,807

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent. For detailed information on Assignment Agreement, see note 9.

During the second quarter of 2019, the wholly owned subsidiary Transpetro signed an agreement with Transportadora Associada de Gás SA—TAG, an associate of Petrobras since June 13, 2019, to provide technical support services for gas transportation for a period of ten years.

For more information on the disposal of TAG, see note 7.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

15.2.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

	Jan-Jun/2019			Jan-Jun/2018
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	1.3	0.2	1.5	1.9	0.2	2.1
Social security and other employee-related taxes	0.6	—	0.6	0.5	—	0.5
Post-employment benefits (pension plan)	0.2	—	0.2	0.1	—	0.1
Variable compensation	0.9	—	0.9	—	—	—
Benefits due to termination of tenure	0.3	—	0.3	—	—	—

Total compensation recognized in the statement of income	3.3	0.2	3.5	2.5	0.2	2.7

Total compensation paid	4.0	—	4.0	2.5	0.2	2.7

Average number of members in the period (*)	7.00	9.50	16.50	7.83	9.50	17.33
Average number of paid members in the period (**)	7.00	6.00	13.00	7.83	5.83	13.66

(*)	Monthly average number of members.
(**)	Monthly average number of paid members.

For the first half of 2019, charges related to compensation of the board members and executive officers of the Petrobras group amounted to US$ 10 (US$ 13 for the first half of 2018).

The Company’s General Shareholder’s Meeting held on April 25, 2019 determined the amount of US$ 8.3 as the threshold of executive officers and board members compensation for the period from April 2019 to March 2020, regarding only continuing operations.

16.	Provision for decommissioning costs

Non-current liabilities	Jan-Jun/ 2019	Jan-Dec/ 2018
Opening balance	15,133	14,143
Adjustment to provision	(19)	4,129
Transfers related to liabilities held for sale (*)	(118)	(1,221)
Payments made	(256)	(481)
Interest accrued	385	649
Others	(1)	51
Cumulative translation adjustment	166	(2,137)

Closing balance	15,290	15,133

(*)	In 2018, it includes transfer to held for sale related to Campos basin (US$ 850); Potiguar basin (US$ 70) and Lapa field (US$ 11), as set out in note 7.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Taxes

17.1.	Income taxes and other taxes

Income taxes	Current assets		Current liabilities		Non-current liabilities
	06.30.2019	12.31.2018	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Taxes in Brazil
Income taxes	1,263	733	1,021	66	—	—
Income taxes—Tax settlement programs	—	—	58	56	545	552

	1,263	733	1,079	122	545	552

Taxes abroad	4	6	39	89	—	—

Total	1,267	739	1,118	211	545	552

(*)	See note 20.2 for detailed information.

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2019	12.31.2018	06.30.2019	12.31.2018	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Taxes in Brazil
Current / Deferred ICMS (VAT)	627	781	517	700	711	922	—	—
Current / Deferred PIS and COFINS	388	442	2,800	2,668	331	309	39	32
CIDE	21	22	—	—	39	50	—	—
Production taxes	—	—	—	—	1,959	1,757	356	—
Withholding income taxes	—	—	—	—	90	308	—	—
Tax Settlement Program (**)	—	—	—	—	—	2	—	—
Others	35	36	158	158	143	184	84	75

Total in Brazil	1,071	1,281	3,475	3,526	3,273	3,532	479	107
Taxes abroad	18	15	15	14	18	24	—	—

Total	1,089	1,296	3,490	3,540	3,291	3,556	479	107

(*)	Other non-current taxes are classified as other non-current liabilities.
(**)	The amount is related to refinancing program (REFIS) from previous periods.

On April 5, 2019, Petrobras signed an agreement that formalizes the unification of fields in the region known as “Parque das Baleias”, located in the portion of the Campos Basin on the coast of Espírito Santo state, in the amount of US$ 903, of which US$ 387 was paid by the Company at the signing date and the remainder amount will be settled in 42 monthly installments. Accordingly, as of June 30, 2019, the balance relating to production taxes on this unification is US$ 508.

The amount of US$ 903 was accounted for as provision for legal proceedings in the last quarter of 2018.

17.2.	Deferred income taxes—non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

The changes in the deferred income taxes are presented as follows:

Balance at January 1, 2018	2,364

Recognized in the statement of income for the year	(764)
Recognized in shareholders’ equity (*)	1,799
Cumulative translation adjustment	(159)
Use of tax credits	(1,222)
Others	8

Balance at December 31, 2018	2,026

Recognized in the statement of income for the period	(1,684)
Recognized in shareholders’ equity (*)	(806)
Cumulative translation adjustment	(68)
Use of tax credits	(354)
Others	(308)

Balance at June 30, 2019	(1,194)

Deferred tax assets	2,680
Deferred tax liabilities	(654)

Balance at December 31, 2018	2,026

Deferred tax assets	2,641
Deferred tax liabilities	(3,835)

Balance at June 30, 2019	(1,194)

(*)

The amounts presented as Loans, trade and other receivables/payables and financing relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out in note 29.2.

17.3.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2019	2018—Restated	2019	2018—Restated
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Net income before income taxes	9,305	7,140	7,818	3,851
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,164)	(2,428)	(2,658)	(1,309)
· Tax benefits from the deduction of interest on capital distribution	112	62	112	62
· Different jurisdictional tax rates for companies abroad	702	258	514	213
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(83)	(79)	(30)	(54)
· Tax incentives	278	39	266	16
· Tax loss carryforwards (unrecognized tax losses)	(94)	(105)	(16)	(94)
· Non-taxable income (non-deductible expenses), net (**)	(1,247)	(138)	(1,128)	(65)
· Others	47	(14)	(20)	(5)

Income taxes expense	(3,449)	(2,405)	(2,960)	(1,236)

Deferred income taxes	(1,684)	(242)	(1,816)	(97)
Current income taxes	(1,765)	(2,163)	(1,144)	(1,139)

Total	(3,449)	(2,405)	(2,960)	(1,236)

Effective tax rate of income taxes	37.1%	33.7%	37.9%	32.1%

(*)	It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**)	It includes results in equity-accounted investments and expenses relating to health care plan. In 2019, it also includes provisions for legal proceedings.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Short-term benefits

	06.30.2019	31.12.2018
Accrued vacation pay	951	781
Profit sharing	15	355
Employees variable compensation program	469	269
Voluntary Severance Program (PDV)	94	36
Salaries and related charges	199	217

Total	1,728	1,658

Current	1,699	1,658
Non-current	29	—

Employees variable compensation program

In the first quarter of 2019, the Board of Directors approved a new variable remuneration model for all the Company’s employees for 2019: the Performance Award Program (Programa de Prêmio por Performance—PPP). This program is in line with the Business and Management Plan, focusing on meritocracy and bringing flexibility to a scenario in which the Company seeks more efficiency and alignment with the best management practices.

The PPP will be paid in a lump sum payment if the Company presents a net income higher than R$ 10 billion in 2019 and the estimated amount of disbursement will depend on certain factors such as individual employee performance and results of the areas, as well as performance metrics of the Company.

This new model replaces other benefits related to variable compensation, such as profit sharing and the Variable Compensation Program – PRVE.

The provision for variable compensation as of June 30, 2019 amounting to US$ 469 comprises US$ 206 recognized in the first half of 2019, and the remaining balance regards the program for the previous year, which was paid on July 12, 2019.

Voluntary Severance Program

On April 24, 2019, the Board of Directors approved the Company’s Voluntary Severance Program (PDV). Petrobras employees may join the program from May 2, 2019 to June 30, 2020, provided they are retired under the Brazilian Social Security Institute (INSS) by the end of the enrollment period. The program aims to adapt size of the Company’s workforce and optimize costs as provided for in its 2019-2023 Business and Management Plan.

The recognition of the provision for expenses with this plan occurs to the extent that the employees join the program. Accordingly, the Company has already registered 1.389 enrollments, with the separations scheduled to start in July 2019. As of June 30, 2019, changes in the provision for expenses relating to separation plans implemented by the Company are set out as follows:

	06.30.2019	12.31.2018
Opening Balance	35	34
Discontinued operations (*)	(21)	—
Enrollments	86	29
Revision of provisions	—	(7)
Separations in the period	(9)	(16)
Cumulative translation adjustment	3	(5)

Closing Balance	94	35

Current	65	35
Non-current	29	—

(*)	See note 7.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Employee benefits (Post-Employment)

19.1.	Pension and medical benefits

Changes in the net defined benefits are set out as follows:

	Pension Plans				Medical Plan
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other plans	Total
Balance at January 1, 2018	10,728	—	—	260	10,802	40	21,830
Remeasurement effects recognized in other comprehensive income	—	(12)	531	138	2,471	2	3,130
Costs incurred in the period	23	53	7	56	1,082	11	1,232
Interest income and expenses	255	1,144	374	23	927	4	2,727
Contributions paid	(93)	(229)	(74)	—	(319)	—	(715)
Payments related to Term of financial commitment (TFC)	—	(141)	(54)	—	—	—	(195)
Transfer due to spin-off	(10,858)	8,155	2,703	—	—	—	—
Others	—	—	—	—	—	31	31
Cumulative Translation Adjustment	(55)	(1,818)	(607)	(66)	(2,727)	(17)	(5,290)

Balance at December 31, 2018	—	7,152	2,880	411	12,236	71	22,750

Discontinued operations (*)	—	(401)	(177)	(17)	(655)	(1)	(1,251)
Current service cost	—	26	3	20	106	2	157
Interest income and expenses	—	262	105	19	525	2	913
Contributions paid	—	(144)	(41)	—	(210)	(7)	(402)
Payments related to Term of financial commitment (TFC)	—	(66)	(27)	—	—	—	(93)
Remeasurement effects recognized in other comprehensive income	—	—	—	—	—	(1)	(1)
Others	—	—	—	—	—	(16)	(16)
Cumulative Translation Adjustment	—	68	28	3	120	2	221

Balance at June 30, 2019	—	6,897	2,771	436	12,122	52	22,278

Current	—	280	99	—	397	2	778
Non-current	—	6,617	2,672	436	11,725	50	21,500

Balance at June 30, 2019	—	6,897	2,771	436	12,122	52	22,278

(*)	See note 7.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans				Medical Plan
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Related to active employees	—	82	14	30	238	3	367
Related to retired employees	—	206	94	9	393	1	703

Net costs for Jan-Jun/2019	—	288	108	39	631	4	1,070

Net costs for Jan-Jun/2018 (*)—Restated	262	180	56	29	542	5	1,074

(*)	It also includes the costs of PPSP before the split in April 1, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans				Medical Plan
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Related to active employees:	—	37	6	14	110	2	169
Related to retired employees	—	95	43	4	181	—	323

Net costs for Apr-Jun/2019	—	132	49	18	291	2	492

Net costs for Apr-Jun/2018—Restated	—	180	57	14	256	2	509

For the first half of 2019, the Company’s contribution to the defined contribution portion of the Petros Plan 2 was US$ 117 (US$ 127 for the first half of 2018) recognized in the statement of income. In the second quarter of 2019, it was US$ 56 (US$ 55 for the same period of 2018).

Deficit settlement of pension plans

Additional contributions from participants and sponsors of Petros Plan, due to the deficit computed in 2015, commenced in March 2018, although certain participants appealed before the judiciary and have had their contributions suspended based on judicial injunctions. In these cases, the Company has not paid its parity contributions and all judgments related to these injunctions were in favor of the Company. In the first half of 2019, the Company made contributions amounting to US$ 86 with respect of contributions under the PED (US$ 80 during the same period of 2018).

Financial statements for the Petros Renegotiated (PPSP-R) and Non-renegotiated (PPSP-NR) plans for 2018 were approved by the Executive Council of Petros on March 29, 2019, presenting an accumulated deficit of US$ 1,436 and US$ 733, respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already incorporated into the Company’s audited financial statements ended December 31, 2018.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2018, according to the standards issued by CNPC and according to international accounting standards (IAS 19):

			2018
	PPSP-R	PPSP-NR	Total
Deficit registered by Petros	1,436	733	2,169

Extraordinary sponsor contributions	2,906	826	3,732
Changes in fair value of plan assets (*)	2,269	949	3,218
Ordinary sponsor contributions	1,230	569	1,799
Financial assumptions	1,063	288	1,351
Actuarial valuation method	(1,601)	(463)	(2,064)
Others	(153)	(20)	(173)

Net actuarial liability registered by the Company	7,150	2,882	10,032

(*)	Balance of accounts receivable arising from the Term of Financial Commitment—TFC signed with Petrobras, which Petros recognizes as equity.

As the accumulated deficits in 2018 were higher than the ceiling amount determined by relevant regulation, Petros Foudantion must implement a new settlement plan in 2019. The Executive Council of the foundation must assess and approve its amounts and settlement features, and submit it to the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Petros 3 Plan

On April 26, 2019, the SEST approved the Company’s proposal for a new pension plan with defined contribution characteristics (PP-3) to be offered to participants of PPSP-R and PPSP-NR.

However, the implementation of the PP-3 still depends on the approval of the Superintendency of Post-retirement Benefits (PREVIC).

20.	Equity

20.1.	Share capital (net of share issuance costs)

As of June 30, 2019, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of June 30, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

20.2.	Distributions to shareholders

On July 05, 2019, the Company paid anticipated remuneration to shareholders as interest on equity, in the total amount of US$ 327, corresponding to US$ 0.0251 per outstanding common and preferred share, based on the shareholder position on May 21, 2019. This distribution will be deducted from the Company’s distribution for 2019 and will be adjusted by the Selic rate from the date of the payment to the end of the fiscal year.

20.3.	Earnings per share

	Jan-Jun/2019			Jan-Jun/2018—Restated
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	3,354	2,527	5,881	2,818	2,121	4,939
Continuing operations	3,271	2,464	5,735	2,758	2,075	4,833
Discontinued operations	83	63	146	60	46	106
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share—in U.S. dollars	0.45	0.45	0.45	0.38	0.38	0.38
Continuing operations	0.44	0.44	0.44	0.37	0.37	0.37
Discontinued operations	0.01	0.01	0.01	0.01	0.01	0.01
Basic and diluted earnings (losses) per ADS equivalent—in U.S. dollars (*)	0.90	0.90	0.90	0.76	0.76	0.76
Continuing operations	0.88	0.88	0.88	0.74	0.74	0.74
Discontinued operations	0.02	0.02	0.02	0.02	0.02	0.02

(*)	Petrobras’ ADSs are equivalent to two shares.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	2Q-2019			2Q-2018—Restated
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	2,744	2,067	4,811	1,594	1,200	2,794
Continuing operations	2,713	2,043	4,756	1,564	1,178	2,742
Discontinued operations	31	24	55	30	22	52
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share—in U.S. dollars	0.37	0.37	0.37	0.22	0.22	0.22
Continuing operations	0.36	0.36	0.36	0.21	0.21	0.21
Discontinued operations	0.01	0.01	0.01	0.01	0.01	0.01
Basic and diluted earnings (losses) per ADS equivalent—in U.S. dollars(*)	0.74	0.74	0.74	0.44	0.44	0.44
Continuing operations	0.72	0.72	0.72	0.42	0.42	0.42
Discontinued operations	0.02	0.02	0.02	0.02	0.02	0.02

21.	Supplemental information on statement of cash flows

	Jan-Jun/ 2019	Jan-Jun/ 2018
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	658	445
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	76	42
Lease (*)	1,319	—
Provision/(reversals) for decommissioning costs	(19)	24
Use of deferred tax and judicial deposit for the payment of contingency	2	8

(*)	The effects arising from the adoption of IFRS 16 are set out in note 3.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Sales revenues

	2019	2018 Restated	2019	2018 Restated
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Diesel	11,368	10,572	5,949	5,871
Diesel subsidy	—	149	—	149
Gasoline	4,945	5,967	2,598	3,140
Liquefied petroleum gas	2,100	2,276	1,090	1,120
Jet fuel	1,924	1,933	946	945
Naphtha	895	1,115	475	543
Fuel oil (including bunker fuel)	545	524	259	231
Other oil products	1,667	1,787	832	885

Subtotal oil products	23,444	24,323	12,149	12,884

Natural gas	2,933	2,520	1,417	1,280
Renewables and nitrogen products	141	165	62	78
Breakage	334	362	169	130
Electricity	659	873	162	520
Services, agency and others	507	813	178	346

Domestic market	28,018	29,056	14,137	15,238

Exports	7,794	7,909	3,937	3,858
Sales abroad (*)	1,493	3,390	428	1,657

Foreign market	9,287	11,299	4,365	5,515

Sales revenues (**)	37,305	40,355	18,502	20,753

(*)	Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**)	Sales revenues by business segment are set out in note 26.

In the first half of 2019 and 2018, there was no customer whose sales revenues totaled 10% or more of the Company’s sales revenues.

23.	Costs and expenses by nature

23.1.	Cost of sales

	2019	2018 Restated	2019	2018 Restated
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Raw material, products for resale, materials and third-party services	(10,182)	(10,942)	(4,347)	(5,605)
Depreciation, depletion and amortization	(6,155)	(5,900)	(3,015)	(2,830)
Production taxes	(5,003)	(5,507)	(2,605)	(3,033)
Employee compensation	(1,673)	(1,813)	(833)	(879)

Total	(23,013)	(24,162)	(10,800)	(12,347)

23.2.	Selling expenses

	2019	2018 Restated	2019	2018 Restated
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Materials, third-party services, rent and other related costs	(1,426)	(1,576)	(740)	(761)
Depreciation, depletion and amortization	(278)	(92)	(142)	(35)
Allowance for expected credit losses	(27)	(388)	2	(258)
Employee compensation	(107)	(105)	(55)	(52)

Total	(1,838)	(2,161)	(935)	(1,106)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

23.3.	General and administrative expenses

	2019	2018 Restated	2019	2018 Restated
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Employee compensation	(728)	(747)	(359)	(366)
Materials, third-party services, freight, rent and other related costs	(306)	(354)	(153)	(170)
Depreciation, depletion and amortization	(89)	(58)	(47)	(21)

Total	(1,123)	(1,159)	(559)	(557)

24.	Other income and expenses

	2019	2018 Restated	2019	2018 Restated
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Pension and medical benefits—retirees	(703)	(745)	(345)	(353)
Unscheduled stoppages and pre-operating expenses	(709)	(516)	(387)	(277)
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(566)	(798)	(212)	(429)
Gains/(losses) with Commodities Derivatives	(378)	(559)	(153)	(340)
Profit sharing	(25)	(319)	(21)	(180)
Impairment	(20)	31	(27)	49
Institutional relations and cultural projects	(72)	(72)	(32)	(40)
Operating expenses with thermoelectric power plants	(73)	(51)	(39)	(25)
Health, safety and environment	(33)	(41)	(16)	(16)
Allowance for impairment of other receivables	(12)	(23)	(16)	(16)
Reclassification of cumulative translation adjustments—CTA	(34)	—	—	—
Variable compensation program	(205)	—	(106)	—
Government grants	58	41	30	17
Gains / (losses) on disposal/write-offs of assets (**)	5,042	687	4,859	(318)
Expenses/Reimbursements from E&P partnership operations	96	135	46	79
Amounts recovered from Lava Jato investigation	79	—	79	—
Voluntary Separation Incentive Plan—PDV	(85)	1	(85)	1
Gain on remeasurement of investment retained with loss of control	546	—	546	—
Equalization of expenses—Production Individualization Agreements	(9)	—	(9)	—
Ship/Take or Pay agreements	47	17	47	14
Others	(82)	118	(170)	93

Total	2,862	(2,094)	3,989	(1,741)

(*)	In 2019, it includes foreign exchange gains relating to the Class Action Settlement provision in the amount of US$ 36.
(**)	In 2019, it primarily comprises gains on the sale of TAG and distributors in Paraguay. In 2018, it mainly relates to sale of assets in the scope of the strategic alliance with Total.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

25.	Net finance income (expense)

	2019	2018 Restated	2019	2018 Restated
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Finance income	589	1,482	332	1,166

Income from investments and marketable securities (Government Bonds)	239	292	114	150
Discount and premium on repurchase of debt securities	3	242	1	242
Gains from signed agreements (electric sector)	80	574	80	574
Other income, net	267	374	137	200

Finance expenses	(3,368)	(3,235)	(1,591)	(1,460)

Interest on finance debt	(2,547)	(3,152)	(1,233)	(1,546)
Unwinding of discount on lease liabilities	(785)	(6)	(452)	(2)
Discount and premium on repurchase of debt securities	(185)	(604)	(1)	(185)
Capitalized borrowing costs	693	988	347	491
Unwinding of discount on the provision for decommissioning costs	(411)	(349)	(202)	(166)
Other finance expenses and income, net	(133)	(112)	(50)	(52)

Foreign exchange gains (losses) and indexation charges	(1,643)	(1,282)	(928)	(523)

Foreign exchange	(221)	234	(202)	242
Expenses	(1,494)	(1,610)	(739)	(789)
Other foreign exchange gains (losses) and indexation charges, net	72	94	13	24

Total	(4,422)	(3,035)	(2,187)	(817)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Consolidated assets by operating segment—06.30.2019
Current assets	7,069	12,022	1,751	78	4,976	25,507	(4,085)	47,318
Non-current assets	147,056	34,281	12,085	139	78	10,624	297	204,560

Long-term receivables	7,241	3,635	1,559	2	—	8,614	336	21,387
Investments	618	1,507	1,629	46	—	6	—	3,806
Property, plant and equipment	137,107	28,982	8,723	91	42	1,878	(39)	176,784
Operating assets	120,958	25,689	6,051	89	42	1,754	(39)	154,544
Under construction	16,149	3,293	2,672	2	—	124	—	22,240
Intangible assets	2,090	157	174	—	36	126	—	2,583

Total Assets	154,125	46,303	13,836	217	5,054	36,131	(3,788)	251,878

Consolidated assets by operating segment—12.31.2018
Current assets	5,324	11,964	2,027	79	2,575	18,750	(3,657)	37,062
Non-current assets	126,989	32,119	13,582	137	2,565	9,418	196	185,006

Long-term receivables	8,115	3,286	1,525	2	837	8,059	235	22,059
Investments	650	1,303	757	45	—	4	—	2,759
Property, plant and equipment	116,153	27,356	11,057	90	1,529	1,237	(39)	157,383
Operating assets	93,172	24,347	8,517	89	1,313	1,058	(39)	128,457
Under construction	22,981	3,009	2,540	1	216	179	—	28,926
Intangible assets	2,071	174	243	—	199	118	—	2,805

Total Assets	132,313	44,083	15,609	216	5,140	28,168	(3,461)	222,068

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment

	Q2—2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	12,660	16,673	2,575	55	223	—	(13,684)	18,502

Intersegments	12,522	3,937	826	53	8	—	(13,684)	3,662
Third parties	138	12,736	1,749	2	215	—	—	14,840
Cost of sales	(6,825)	(15,125)	(1,602)	(60)	(214)	—	13,026	(10,800)

Gross profit (loss)	5,835	1,548	973	(5)	9	—	(658)	7,702
Income (expenses)	(566)	(1,181)	4,909	(5)	(7)	(956)	(11)	2,183
Selling	(1)	(489)	(428)	(1)	(6)	—	(10)	(935)
General and administrative	(84)	(92)	(38)	(3)	(1)	(341)	—	(559)
Exploration costs	(100)	—	—	—	—	—	—	(100)
Research and development	(104)	(3)	(2)	—	—	(37)	—	(146)
Other taxes	(8)	(14)	(8)	(1)	(1)	(34)	—	(66)
Other income and expenses	(269)	(583)	5,385	—	1	(544)	(1)	3,989

Net income / (loss) before financial results and income taxes	5,269	367	5,882	(10)	2	(956)	(669)	9,885
Net finance income (expenses) (*)	—	—	—	—	—	(2,187)	—	(2,187)
Results in equity-accounted investments	37	47	40	(4)	—	—	—	120

Net income / (loss) before income taxes	5,306	414	5,922	(14)	2	(3,143)	(669)	7,818
Income taxes	(1,791)	(125)	(1,999)	3	(1)	726	227	(2,960)

Net income from continuing operations for the period	3,515	289	3,923	(11)	1	(2,417)	(442)	4,858
Net income from discontinued operations for the period	—	—	4	—	57	16	—	77

Net income for the period	3,515	289	3,927	(11)	58	(2,401)	(442)	4,935

Non-controlling interests	(1)	3	37	—	15	70	—	124

Net income from continuing operations	(1)	3	36	—	—	64	—	102
Net income from discontinued operations	—	—	1	—	15	6	—	22
Net income attributable to shareholders of Petrobras	3,516	286	3,890	(11)	43	(2,471)	(442)	4,811

Net income from continuing operations	3,516	286	3,887	(11)	2	(2,482)	(442)	4,756
Net income from discontinued operations	—	—	3	—	41	11	—	55

The total amounts of intersegment sales (US$ 3,662) relates to sales from the Refining, Transportation and Marketing (RT&M) to BR, which is currently presented as discontinued operation within distribution operating segment, and whose assets and liabilities are classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment

	Jan-Jun/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	24,044	32,810	5,783	115	524	—	(25,971)	37,305

Intersegments	23,575	7,624	1,754	110	—	—	(25,971)	7,092
Third parties	469	25,186	4,029	5	524	—	—	30,213
Cost of sales	(13,629)	(30,030)	(3,903)	(122)	(494)	—	25,165	(23,013)

Gross profit (loss)	10,415	2,780	1,880	(7)	30	—	(806)	14,292
Income (expenses)	(1,126)	(1,801)	4,410	(9)	120	(2,391)	(19)	(816)
Selling	(1)	(953)	(845)	(1)	(18)	(3)	(17)	(1,838)
General and administrative	(154)	(178)	(74)	(7)	(4)	(707)	1	(1,123)
Exploration costs	(274)	—	—	—	—	—	—	(274)
Research and development	(198)	(7)	(7)	—	—	(72)	—	(284)
Other taxes	(29)	(36)	(24)	(2)	(2)	(66)	—	(159)
Other income and expenses	(470)	(627)	5,360	1	144	(1,543)	(3)	2,862

Net income / (loss) before financial results and income taxes	9,289	979	6,290	(16)	150	(2,391)	(825)	13,476
Net finance income (expenses) (*)	—	—	—	—	—	(4,422)	—	(4,422)
Results in equity-accounted investments	73	140	44	(5)	—	(1)	—	251

Net income / (loss) before income taxes	9,362	1,119	6,334	(21)	150	(6,814)	(825)	9,305
Income taxes	(3,158)	(333)	(2,138)	5	(51)	1,946	280	(3,449)

Net income from continuing operations for the period	6,204	786	4,196	(16)	99	(4,868)	(545)	5,856
Net income from discontinued operations for the period	—	—	8	—	164	32	—	204

Net income for the period	6,204	786	4,204	(16)	263	(4,836)	(545)	6,060

Non-controlling interests	(2)	(6)	66	—	46	75	—	179

Net income from continuing operations	(2)	(6)	64	—	—	65	—	121
Net income from discontinued operations	—	—	2	—	46	10	—	58
Net income attributable to shareholders of Petrobras	6,206	792	4,138	(16)	217	(4,911)	(545)	5,881

Net income from continuing operations	6,206	792	4,132	(16)	100	(4,934)	(545)	5,735
Net income from discontinued operations	—	—	6	—	117	23	—	146

(*)	It includes US$ 333 of finance expenses following the adoption of IFRS 16.

The total amounts of intersegment sales (US$ 7,092) relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment, and whose assets and liabilities are classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Q2—2018—Restated
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	13,383	18,147	2,876	60	375	—	(14,088)	20,753

Intersegments	12,859	4,075	897	56	(6)	—	(14,088)	3,793
Third parties	524	14,072	1,979	4	381	—	—	16,960
Cost of sales	(7,601)	(15,603)	(2,121)	(55)	(348)	—	13,381	(12,347)

Gross profit (loss)	5,782	2,544	755	5	27	—	(707)	8,406
Income (expenses)	(915)	(539)	(592)	(5)	(18)	(1,745)	(10)	(3,824)
Selling	(19)	(408)	(507)	(1)	(18)	(147)	(6)	(1,106)
General and administrative	(59)	(94)	(32)	(5)	(2)	(364)	(1)	(557)
Exploration costs	(162)	—	—	—	—	—	—	(162)
Research and development	(117)	(2)	(6)	—	—	(39)	—	(164)
Other taxes	(9)	(35)	(14)	(1)	(1)	(34)	—	(94)
Other income and expenses	(549)	—	(33)	2	3	(1,161)	(3)	(1,741)

Net income / (loss) before financial results and income taxes	4,867	2,005	163	—	9	(1,745)	(717)	4,582
Net finance income (expenses) (*)	—	—	—	—	—	(817)	—	(817)
Results in equity-accounted investments	3	85	4	(7)	—	1	—	86

Net income / (loss) before income taxes	4,870	2,090	167	(7)	9	(2,561)	(717)	3,851
Income taxes	(1,655)	(682)	(56)	—	(3)	917	243	(1,236)

Net income from continuing operations for the period	3,215	1,408	111	(7)	6	(1,644)	(474)	2,615
Net income from discontinued operations for the period	—	—	3	—	44	26	—	73

Net income for the period	3,215	1,408	114	(7)	50	(1,618)	(474)	2,688

Non-controlling interests	(1)	(48)	39	—	15	(111)	—	(106)

Net income from continuing operations	(1)	(48)	39	—	(5)	(112)	—	(127)
Net income from discontinued operations	—	—	—	—	20	1	—	21
Net income attributable to shareholders of Petrobras	3,216	1,456	75	(7)	35	(1,507)	(474)	2,794

Net income from continuing operations	3,216	1,456	72	(7)	12	(1,533)	(474)	2,742
Net income from discontinued operations	—	—	3	—	23	26	—	52

The total amounts of intersegment sales (US$ 3,793) relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment, and whose assets and liabilities are classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment

	Jan-Jun/2018—Restated
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	25,933	35,207	5,702	128	737	—	(27,352)	40,355

Intersegments	24,888	7,813	1,812	118	(14)	—	(27,352)	7,265
Third parties	1,045	27,394	3,890	10	751	—	—	33,090
Cost of sales	(15,030)	(30,759)	(3,922)	(119)	(680)	—	26,348	(24,162)

Gross profit (loss)	10,903	4,448	1,780	9	57	—	(1,004)	16,193
Income (expenses)	(652)	(1,270)	(1,380)	(11)	(38)	(2,891)	(20)	(6,262)
Selling	(41)	(853)	(1,069)	(1)	(34)	(149)	(14)	(2,161)
General and administrative	(134)	(200)	(69)	(10)	(7)	(738)	(1)	(1,159)
Exploration costs	(298)	—	—	—	—	—	—	(298)
Research and development	(221)	(5)	(10)	—	—	(80)	—	(316)
Other taxes	(59)	(60)	(25)	(2)	(2)	(86)	—	(234)
Other income and expenses	101	(152)	(207)	2	5	(1,838)	(5)	(2,094)

Net income / (loss) before financial results and income taxes	10,251	3,178	400	(2)	19	(2,891)	(1,024)	9,931
Net finance income (expenses) (*)	—	—	—	—	—	(3,035)	—	(3,035)
Results in equity-accounted investments	3	222	27	(9)	—	1	—	244

Net income / (loss) before income taxes	10,254	3,400	427	(11)	19	(5,925)	(1,024)	7,140
Income taxes	(3,485)	(1,081)	(136)	1	(6)	1,954	348	(2,405)

Net income from continuing operations for the period	6,769	2,319	291	(10)	13	(3,971)	(676)	4,735
Net income from discontinued operations for the period	—	—	8	—	147	(6)	—	149

Net income for the period	6,769	2,319	299	(10)	160	(3,977)	(676)	4,884

Non-controlling interests	(3)	(80)	75	—	43	(90)	—	(55)

Net income from continuing operations	(3)	(80)	75	—	—	(90)	—	(98)
Net income from discontinued operations	—	—	—	—	43	—	—	43
Net income attributable to shareholders of Petrobras	6,772	2,399	224	(10)	117	(3,887)	(676)	4,939

Net income from continuing operations	6,772	2,399	216	(10)	13	(3,881)	(676)	4,833
Net income from discontinued operations	—	—	8	—	104	(6)	—	106

The total amounts of intersegment sales (US$ 7,265) relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment, and whose assets and liabilities are classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

27.	Provisions for legal proceedings

27.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee’s position and work schedule (Remuneração Mínima por Nível e Regime—RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits;

•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems; and (vii) the arbitrations in Brazil involving the company Sete Brasil.

•	Environmental claims, mainly arising from the Conduct Adjustment Declaration (“TAC”) to close the public civil action requesting the environmental licensing of Comperj.

Provisions for legal proceedings are set out as follows:

	06.30.2019	12.31.2018
Current and Non-current liabilities
Labor claims	990	1,093
Tax claims	579	491
Civil claims	4,041	5,710
Environmental claims	333	111

Total	5,943	7,405

Current liabilities	2,962	3,394
Non-current liabilities	2,981	4,096

	Jan-Jun/ 2019	Jan-Dec/ 2018
Opening Balance	7,405	7,026
Additions, net of reversals	769	1,325
Use of provision	(2,031)	(650)
Accruals and charges	45	736
Transfer to assets held for sale	(275)	—
Others	(11)	95
Cumulative translation adjustment	41	(1,127)

Closing Balance	5,943	7,405

In preparing its consolidated financial statements for the first half of 2019, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to provisions for legal proceedings in the first half of 2019 relate to (i) the arbitrations in Brazil involving the company Sete Brasil, in the amount of US$ 365, (ii) the TAC to close the public civil action requesting the environmental licensing of Comperj, in the amount of US$ 208, and (iii) ICMS debts under the ICMS Agreement 7/2019 in the states of Bahia and Ceará, in the amount of US$ 94.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

27.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	06.30.2019	12.31.2018
Non-current assets
Tax	5,297	4,563
Labor	1,174	1,161
Civil	925	823
Environmental	165	160
Others	6	4

Total	7,567	6,711

	06.30.2019	12.31.2018
Opening Balance	6,711	5,582
Additions	1,072	1,883
Use	(115)	(86)
Accruals and charges	146	294
Others	—	26
Transfer to assets held for sale	(313)	—
Cumulative translation adjustment	66	(988)

Closing Balance	7,567	6,711

27.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of June 30, 2019, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	06.30.2019	12.31.2018
Tax	36,276	37,290
Labor	9,345	8,619
Civil—General	6,383	6,539
Civil—Environmental	3,280	4,221

Total	55,284	56,669

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out below:

•

Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS in internal consumption operations of bunker oil and oil by several states;

•

Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee’s position and work schedule (Remuneração Mínima por Nível e Regime—RMNR) is calculated;

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

•

Civil matters comprising: (i) arbitrations in Brazil and lawsuit in the USA regarding Sete Brasil; and (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields;

•

Environmental matters comprising: (i) four public civil actions filed by the Public Prosecutor’s Office of the State of Rio de Janeiro against Petrobras, the State Environmental Institute—INEA and Rio de Janeiro State, requesting proof of compliance with regulation relating to the environmental licensing of COMPERJ, complementation of technical research, as well as compensation for collective material and moral damages.

In the first half of 2019, the main changes in the balance of contingent liabilities are related to:

(i)	a US$ 2,792 reduction relating to BR contingencies, after the follow-on of this company, as set out in note 7;

(ii)

a US$ 1,226 reduction due to the TAC to close the public civil action requesting the environmental licensing of Comperj, of which US$ 208 transferred to provision for legal proceedings, and the remaining balance had its likelihood of outflow of resources considered remote;

(iii)	a US$ 470 reduction regarding the ICMS Agreement 7/2019 in the states of Bahia and Ceará, resulting in a US$ 94 provision;

(iv)

a US$ 372 reduction due to a dispute involving the limit of standby work and period for rest between workdays, which was deemed remote in the first quarter of 2019 following a favorable decision from the Superior Labor Court (Tribunal Superior do Trabalho—TST);

(v)	a US$ 365 reduction due to the provision for arbitral litigations in Brazil involving the company Sete Brasil;

(vi)	an increase due to the balance update by applicable interest rates;

(vii)

a US$ 287 increase due to a dispute relating to the compensation for costs incurred in charter contracts of two drill ships, for which the possibility of outflow of resources was previously deemed remote.

27.4.	Tax amnesty programs – Agreement ICMS 7/2019

On March 15, 2019, the Brazilian National Council of Finance Policies (CONFAZ) released the ICMS Agreement 7/2019, authorizing the states to establish a partial tax remission program and the reduction of interest and fines related to ICMS debts arising from disallowances of tax credits in the refining activity, and to implement the presumed tax credit system.

The rules for redemption and reduction, as well as the system of presumed ICMS credit, were implemented by the states of Bahia and Ceará in the second quarter of 2019. In this context, the Company evaluated that adherence to the programs aiming at terminating US$ 470 contingent liabilities for US$ 94 represent an economic benefit, since the continuation of discussions would imply higher financial effort.

The states of Pernambuco, Paraná, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, and São Paulo are also authorized to implement rules in their legal system, but the program has not yet been implemented.

27.5.	Class action and related proceedings

27.5.1.	Class action and related proceedings in the USA

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 to resolve claims in two installments of US$ 983 and a further installment of US$ 984. Accordingly, the Company charged US$ 3,449 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to Petrobras’s portion of the settlement. The three installments were deposited on March 1, 2018, July 2, 2018 and January 15, 2019 into an escrow account designated by the lead plaintiff and accounted for as other current assets. Certain objectors have appealed the District Court’s final decision to approve the Class Action Settlement, and one such appeal remains pending.

Additionally, during the first half of 2019, there was no other event that modified the evaluation and judgment of this action.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

27.5.2.	Class action in the Netherlands and arbitration in Argentina

During the first half of 2019, there were no events that modified the assessment and judgment of the collective action in the Netherlands.

Regarding the arbitration in Argentina, the General Arbitration Court of the Buenos Aires Stock Exchange (“Arbitral Tribunal”) acknowledged the withdrawal of the arbitration filed against the Company (and other individuals and companies) by Finance Consumers Civil Association for its Defense (Consumidores Financieros Asociación Civil para su Defensa—“Association”).

The Argentine Arbitral Tribunal understood that the Association withdrew from the arbitration because it had not paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision.

27.5.3.	Arbitrations in Brazil

The Commitment Assumption Agreement signed with the Brazilian Federal Prosecutor’s Office remains suspended, due to a decision of the Brazilian Federal Supreme Court on March 15, 2019. By this moment, the Company is prevented from using half of the amount of US$ 683 paid on January 30, 2019 to the Brazilian authorities, as provided for in the agreement, in the event of any convictions in these arbitrations.

28.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,344 of which US$ 1,632 were still in force as of June 30, 2019 , net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,533 and bank guarantees of US$ 99.

29.	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2019 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

			Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Derivatives not designated for hedge accounting
Future contracts—total (*)	(11,981)	(14,043)	16	108

Long position/Crude oil and oil products	38,336	40,017	—	—	2019/2020
Short position/Crude oil and oil products	(50,317)	(54,060)	—	—	2019/2020
OTC Options(*)
Put/Crude oil and oil products	186,000	—	87	—	2019
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 81	US$ 137	—	(2)	2019
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 0	US$ 92	—	(1)	2019
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 2477	EUR 3000	34	(123)	2019/2020
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 450	GBP 450	(19)	(11)	2019
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 31	GPB 31	—	—	2019
Swap
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	6	1	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(132)	(70.5)	2034

Total recognized in the Statement of Financial Position			(8)	(99)

(*)	Notional value in thousands of bbl.
(**)	Amounts in US$, GBP and EUR are presented in million.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income (*)				Gains/(losses) recognized in Shareholders’ Equity (**)
		Restated		Restated		Restated		Restated
	2019	2018	2019	2018	2019	2018	2019	2018
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Commodity derivatives	(378)	(559)	(153)	(340)	—	—	—	—
Foreign currency derivatives	(171)	(69)	(139)	(178)	—	—	—	—

	(549)	(628)	(292)	(518)	—	—	—	—
Cash flow hedge on exports (***)	(1,494)	(1,610)	(739)	(789)	2,372	(7,213)	2,256	(7,695)

Total	(2,043)	(2,238)	(1,031)	(1,307)	2,372	(7,213)	2,256	(7,695)

(*)	Amounts recognized in finance income in the period.
(**)	Amounts recognized as other comprehensive income in the period.
(***)	Using non-derivative financial instruments as designated hedging instruments, as set out in note 29.2.

	Guarantees given as collateral
	06.30.2019	12.31.2018
Commodity derivatives	113	(48)
Foreign currency derivatives	186	70

Total	299	22

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2019 is set out as follows:

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products—price changes	—	(133)	(266)
Forward contracts	Foreign currency—depreciation BRL x USD	1	(20)	(41)
Options OTC	Crude oil and oil products—price changes	—	(78)	(86)

		1	(231)	(393)

(*)

The probable scenario was computed based on the following risks: oil and oil products prices: fair value at June 30, 2019 / R$ x U.S. Dollar—0.8% appreciation of the Real. Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

29.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

In March 2019, Petrobras implemented a hedge strategy for part of its oil exports foreseen for 2019. Over-the-Counter (OTC) put options referenced in the average Brent oil prices from April to the end of 2019 were purchased with strike price of US$ 60/barrel, with premium of US$ 320. In 2018, a similar strategy was implemented, with an average strike price of US$ 65/barrel and total cost of approximately US$ 445.

In the first half of 2019, due to the decrease in the fair value of these put options driven by the increase in the commodity price in the international market, a US$ 235 loss was accounted as other income and expenses (a US$ 402 loss in the first half of 2018). In the second quarter of 2019 there was a US$ 140 loss (a US$ 250 loss in the same period of 2018).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Additionally, since September 2018, the Company also has executed a hedge strategy related to gasoline prices and foreign exchange rates by using commodity derivatives and non-deliverable forwards (NDF), in order to give flexibility on its pricing policy for this oil product, allowing the Company to hold gasoline prices constant in the domestic market for periods of up to 15 days. The Company recognized a US$ 7 gain arising from this strategy in the first half of 2019, recorded in other income and expenses (a US$ 3 gain in the second quarter of 2019).

With the objective of giving additional flexibility to the pricing policy, in December 2018, Petrobras adopted a hedge strategy applied to diesel prices and foreign exchange rates by using NDF, in a manner similar to the strategy applied to gasoline. In June 2019, Petrobras approved the review of the frequency of adjustments in the prices of diesel and gasoline. From then on, the price adjustments of diesel and gasoline are carried out without defined frequency. The Company recognized a US$ 8 loss arising from this strategy on diesel in the first half of 2019, recorded in other income and expenses (a US$ 10 gain in the second quarter of 2019).

When applying this hedge strategy, the Company maintains the principles that govern the practice of competitive prices, such as international parity price, margins according to the risks inherent to the operation, share of participation in the market and mechanisms of protection through derivatives.

29.2.	Foreign exchange risk management

a)	Cash Flow Hedge involving the Company’s future exports

Aligned with Company’s foreign exchange risk management, and considering the initial adoption of IFRS 16 on January 1, 2019, the Company performed additional designations in the first half of 2019, amounting to US$ 26,752 (R$ 103,499 million), in which the hedged item was the highly probable future exports in US dollars, and as hedging instruments lease agreements denominated in US dollars.

The carrying amounts, the fair value as of June 30, 2019, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.8322 exchange rate are set out below:

Present value of hedging instrument notional value at 06.30.2019
Hedging Instrument	HedgedTransactions	Nature of theRisk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2019 to June 2029	89,352	342,414

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of December 31, 2018	66,168	256,390

Additional hedging relationships designated, designations revoked and hedging instruments re-designated	36,106	139,359
Exports affecting the statement of income	(3,863)	(14,889)
Principal repayments / amortization	(9,059)	(34,891)
Foreign exchange variation	—	(3,555)

Amounts designated as of June 30, 2019	89,352	342,414

Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2019	105,429	404,024

In the first half of 2019, the Company recognized a US$ 4 gain within foreign exchange gains (losses) due to ineffectiveness.

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 80.3%.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2019 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2018	(14,508)	4,935	(9,573)

Recognized in shareholders’ equity	(8,950)	3,043	(5,907)
Reclassified to the statement of income—occurred exports	3,315	(1,127)	2,188

Balance at December 31, 2018	(20,143)	6,851	(13,292)

Recognized in shareholders’ equity	878	(299)	579
Reclassified to the statement of income—occurred exports	1,494	(508)	986

Balance at June 30, 2019	(17,771)	6,044	(11,727)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP 2019-2023, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2019 is set out below:

	2019	2020	2021	2022	2023	2024	2025	2026 to 2028	Total
Expected realization	(2,373)	(4,188)	(4,019)	(4,394)	(2,575)	(1,285)	180	883	(17,771)

b)	Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company recognized a US$ 94 loss in the first half of 2019 (a US$ 89 gain in the first half of 2018) arising from this strategy, recorded in finance income (expense). In the second quarter of 2019 there was a US$ 140 loss (a US$ 176 loss in the same period of 2018). The Company does not expect to settle these swaps before their expiration dates.

c)	Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards with notional amounts of Euro 3,000 million and £ 419 million, maturing in 2019, in other to reduce its euro x dollar and pounds x dollar exposures raised by bonds issued. In the first half of 2019, the notional amount was reduced to Euro 2,477 million, adjusting the protection to a lower exposure to the Euro provided by the repurchase of bonds in that currency over the course of this semester. The Company recognized a US$ 83 loss in the first half of 2019 arising from this strategy (US$ 3 in the same period of 2018), recorded in finance income (expense). In the second quarter of 2019 there was a US$ 2 loss (a US$ 2 loss in the same period of 2018). The Company does not expect to settle these NDFs before their expiration dates.

d)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 06.30.2019	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets (**)	7,603		(64)	1,901	3,802
Liabilities (***)	(96,533)	Dollar/Real	811	(24,133)	(48,267)
Cash flow hedge on exports	89,352		(751)	22,338	44,676

	422		(4)	106	211
Assets	5		—	1	2
Liabilities	(20)	Euro/Real	—	(5)	(10)

	(15)		—	(4)	(8)
Assets	2,809	Euro/Dollar	(18)	702	1,404
Liabilities	(5,697)		37	(1,424)	(2,848)
Non Deliverable Forward (NDF)	2,817		(18)	704	1,409

	(71)		1	(18)	(35)
Assets	1		—	—	1
Liabilities	(21)	Pound Sterling/Real	—	(5)	(11)

	(20)		—	(5)	(10)
Assets	2,283	Pound Sterling /Dollar	(1)	571	1,141
Liabilities	(4,507)		1	(1,127)	(2,254)
Derivative—cross currency swap	1,652		(1)	413	826
Non Deliverable Forward (NDF)	532		—	133	266

	(40)		(1)	(10)	(21)

Total	276		(4)	69	137

(*)

On June 30, 2019, the probable scenario was computed based on the following risks: R$ x U.S. Dollar—a 0.8% appreciation of the Real / Euro x U.S. Dollar: a 0.7% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 0.03% depreciation of the Pound Sterling / Real x Euro: a 1.5% appreciation of the Real / Real x Pound Sterling—a 0.9% appreciation of the Real. Source: Focus and Bloomberg.

(**)	It includes the Escrow account for the Class action agreement, as set out note 27.4.
(***)	It includes the provision for the Class Action agreement, as set out note 27.4.

29.3.	Liquidity risk

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2019	2020	2021	2022	2023	2024 and thereafter	Balance at June 30, 2019	Balance at December 31, 2018
Principal	3,530	1,723	4,422	6,029	9,405	51,641	76,750	85,279
Interest	2,206	4,100	3,990	3,777	3,387	32,989	50,448	51,359

Total	5,736	5,823	8,412	9,806	12,792	84,630	127,198	136,638

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Fair value of financial assets and liabilities

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	647	—	—	647
Commodity derivatives	16	87	—	103
Foreign currency derivatives	—	40	—	40

Balance at June 30, 2019	663	127	—	790

Balance at December 31, 2018	1,091	1	—	1,092

Liabilities
Foreign currency derivatives	—	(150)	—	(150)

Balance at June 30, 2019	—	(150)	—	(150)

Balance at December 31, 2018	108	(208)	—	(100)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 12.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

31.	Subsequent events

Result of debt tender offer

On July 1, 2019, the Company, through its wholly owned subsidiary Petrobras Global Finance B.V., announced two global bonds repurchase offers: any-and-all and waterfall. The settlement of the offers occurred as below:

(i)	on July 11, 2019, in the any-and-all repurchase offer, when the Company settled the principal amount of € 222.4 million and £ 252.6 million, respectively, excluding capitalized interest;

(ii)	on July 17, 2019, in the waterfall repurchase offer, when the Company prepaid the principal amount of US$ 1,790, excluding capitalized interest; and

(iii)	on July 31, 2019, in the waterfall repurchase offer, when the Company settled the principal amount of US$ 64, excluding capitalized interest.

Debentures Public Offering

Petrobras approved the seventh issuance of simple, non-convertible unsecured debentures (“Debentures”), in up to 3 series, with allocation of volumes among the series to be defined in a bookbuilding procedure (“interconnecting tranches”), in the initial amount of US$ 798 (R$ 3,000 million) for public distribution, under a regime of best efforts, pursuant to CVM Instruction 400, considering the procedure indicated for issuers with large exposure in the market, according to articles 6 -A and 6-B of the referred instruction (“Offer”). This issue provides for, at least, US$ 266 (R$ 1,000 million), as well as the possibility of an increase of up to 20% of the initial amount US$ 159 (R$ 600 million).

The Debentures of the first and second series will mature on September 15, 2029 and September 15, 2034 respectively, and will count on the incentive provided in Law 12.431/2011, and in the applicable regulations, the respective funds being invested exclusively in the priority project, whose scope is the exercise of exploration and evaluation activities in the area of the blocks of Franco, Florim, Northeast of Tupi and Entorno de Iara, under the terms of the Assignment Agreement and the activities of development and production of oil and natural gas in the Búzios, Itapu, Sepia and Atapu fields, limited to the activities approved by ANP.

The Debentures of the third series will mature on September 15, 2026 and will not count on the incentive provided in Law No. 12,431/ 2011 and on the relevant regulation. These funds are destined to reinforce cash to be used in the ordinary course of business of the Company.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements – unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Sale of Pampo and Enchova groups and Baúna field

On July 24, 2019, Petrobras signed two contracts for the sale of upstream assets in shallow waters in Campos and Santos Basins. The transactions refer to:

(i)

the sale of 100% of its interest in the Pampo and Enchova groups, located in shallow waters in the Campos Basin, on the coast of the state of Rio de Janeiro, containing Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields, to Trident Energy do Brasil LTDA, a subsidiary of Trident Energy L.P. (“Trident Energy”). This transaction amounts to US$ 851, of which US$ 53 was paid at the signing date and the remaining will be paid at the closing of this transaction, including adjustments;

(ii)

the sale of 100% of its interest in the Baúna field (awarded area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda., a subsidiary of Karoon Energy Ltd (“Karoon”). This transaction amounts to US$ 665, of which US$ 50 was paid at the signing date and the remaining will be paid at the closing of this transaction, including adjustments.

The transaction closing is subject to the fulfillment of some conditions precedent, such as the approval by the Brazilian Antitrust Regulator (CADE) and the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Leniency agreements and repatriations – “Lava jato” operation

In July 2019, the Company received US$ 117 (R$ 444 million) resulting from leniency agreements and repatriations carried out by the Federal Prosecutor’s Office. Thus, the total amount of funds returned to the Company arising from these agreements and repatriations exceeds US$ 1,100 (R$ 4,000 million). Additionally, the leniency agreement in which Technip and Flexibras entered into with the Brazilian Federal Prosecutor’s Office, the General Federal Inspector’s Office, and the Brazilian Federal Attorney-General’s Office also provides for two additional payments to Petrobras, in 2020 and 2021, of US$ 67 (R$ 253 million), which will be accounted for upon their receipt.

Distribution to shareholders

On August 1, 2019, the Board of Directors approved the payment of interest on capital, in the amount of US$ 694 (R$ 2,608 million), which corresponds to US$ 0.05 (R$ 0.20) per common and preferred shares. These interest on capital will be paid on October 4, 2019, based on the shareholding position of August 12, 2019, and shall be deducted from the remuneration to be distributed to shareholders at the end of this fiscal year. The distribution will be adjusted according to the SELIC rate, from the effective payment date to the end of the fiscal year.

32.	Information related to guaranteed securities issued by subsidiaries

32.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A.—Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer